The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and declared effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-109506
Subject to Completion. Dated August 4, 2006.
Preliminary Prospectus Supplement to Prospectus dated June 14, 2005.
6,000,000 Shares
Cleco Corporation
Common Stock

       Cleco Corporation is offering 6,000,000 shares to be sold in the offering.
       The common stock is listed on the New York Stock Exchange under the symbol “CNL”. The last reported sale price of the common stock on the New York Stock Exchange on August 4, 2006 was $24.53 per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement to read about some of the factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Cleco	$	$
       The underwriters have the option to purchase up to an additional 900,000 shares from Cleco at the initial price to public less the underwriting discount.

       The underwriters expect to deliver the shares of common stock against payment in New York, New York on August      , 2006.
Sole Book Running Lead Manager

Goldman, Sachs & Co.	KeyBanc Capital Markets

A.G. Edwards	Howard Weil Incorporated

Prospectus Supplement dated August      , 2006.

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement or the accompanying prospectus is current only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.
ABOUT THIS PROSPECTUS SUPPLEMENT
       This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities we are offering. You should read this prospectus supplement along with the accompanying prospectus. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
       Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Cleco,” “we,” “us” and “our” or similar terms are to Cleco Corporation, its predecessors and its subsidiaries.

SUMMARY
       This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, including the risk factors, the accompanying prospectus and the documents incorporated by reference herein and therein. Unless otherwise indicated, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares.
CLECO CORPORATION
       We are a regional energy services company operating principally through Cleco Power LLC (Cleco Power), our subsidiary that conducts our traditional electric utility business, and Cleco Midstream Resources LLC (Cleco Midstream), our subsidiary that conducts our merchant energy business.
Cleco Power
       Cleco Power provides integrated electric utility services, including generation, transmission, distribution and sale of electricity, to approximately 267,000 retail and wholesale customers in 104 communities in central and southeastern Louisiana. Cleco Power is an electric utility regulated by the Louisiana Public Service Commission (LPSC) and the Federal Energy Regulatory Commission (FERC), among other regulators. As of June 30, 2006, Cleco Power’s aggregate net electric generating capacity was 1,359 megawatts (MW), of which approximately 65% was fueled by natural gas and oil and approximately 35% was fueled by coal and lignite.
       Cleco Power sold 8.8 billion kilowatt hours of power to its retail customers during 2005. Approximately 40% of this power was sold to residential customers, 21% to commercial customers, 32% to industrial customers and 7% to other customers.
       In September 2005, Cleco Power entered into an Engineering, Procurement and Construction (EPC) contract with Shaw Constructors, Inc. (Shaw) to construct a new 600 MW solid-fuel power plant (Rodemacher Unit 3) at its existing Rodemacher facility. The total project cost, including carrying costs during construction, is estimated at $1.0 billion. On February 22, 2006, the LPSC approved Cleco Power’s plans to build Rodemacher Unit 3. Terms of the LPSC approval included provisions authorizing Cleco Power to collect from customers 75% of the carrying cost of capital during the construction phase of Rodemacher Unit 3. On February 23, 2006, the final air permit was issued by the Louisiana Department of Environmental Quality (LDEQ); on March 15, 2006, the final water discharge permit was issued by the LDEQ; and on May 4, 2006, the solid waste permit was issued by the LDEQ. On May 12, 2006, Cleco Power executed an Amended EPC Contract with Shaw (Amended EPC Contract). Construction of Rodemacher Unit 3 began in the first quarter of 2006. We anticipate the plant will be operational in the fourth quarter of 2009.
       Cleco Power continues to evaluate a range of power supply options for 2007 and beyond. As such, Cleco Power is continuing to update its Integrated Resource Planning (IRP) to look at future sources of supply and transmission to meet its needs. In February 2006, Cleco Power issued a Request for Proposal (RFP) for a minimum of 250 MW up to 450 MW to meet its 2007 capacity and energy requirements. Cleco Power anticipates that the options selected from this RFP will be filed for certification with the LPSC during the third quarter of 2006, with the contracts commencing on January 1, 2007.
       On August 29, 2005, Hurricane Katrina hit the coast of Louisiana and Mississippi, causing catastrophic damage to the Gulf Coast region, including areas within Cleco Power’s service territory. On September 24, 2005, Hurricane Rita made landfall and hit all of Cleco Power’s service territory, including the area north of Lake Pontchartrain, which was devastated by Hurricane Katrina 27 days earlier. Cleco Power’s storm restoration costs from Hurricanes Katrina and Rita currently are estimated to total $157.4 million, a decrease from the original estimate of $161.8 million filed with the LPSC. On February 22, 2006, the LPSC approved an interim rate increase for Cleco Power of $23.4 million annually for a ten-year period to recover approximately $161.8 million of storm restoration costs. Cleco Power is exploring the potential reimbursement of storm restoration costs from the U.S. government, as well as the possibility of securitizing these storm restoration costs. In addition, Cleco Power is exploring the possibility of financing the storm restoration costs with tax-exempt bonds through the Gulf Opportunities Zone Act of 2005 (Act). The Louisiana State Bond Commission has granted preliminary approval to Cleco Power for the issuance of up to $160.0 million of tax-exempt bonds under the Act. Cleco Power cannot predict the likelihood that any reimbursement from the U.S. government, securitization of costs, or any other financing will be given final approval, and if approved, the likelihood that any such financing can be consummated.
       Cleco Power currently operates under a rate stabilization plan (RSP) scheduled to expire in September 2006. The plan, which was approved by the LPSC, allows Cleco Power to retain all earnings equating to a regulatory return on equity up to and including 12.25% on its regulated utility operations. Any regulated earnings that result in a return on equity over 12.25% and up to and including 13% must be shared equally between Cleco Power and its customers. This effectively allows Cleco Power the opportunity to realize a regulatory return on equity of up to 12.625%. Any regulated earnings above 13% must be fully refunded to Cleco Power’s customers. On December 19, 2005, Cleco Power filed a request with the LPSC to extend the RSP to the in-service date of Rodemacher Unit 3, targeted for completion in the fourth quarter of 2009. On July 28, 2006, the LPSC issued an order approving the application extending the RSP to the in-service date of Rodemacher Unit 3 with several modifications to the terms of the current RSP. The terms of the approved plan allow Cleco Power to earn a maximum regulated return on equity of 11.65% beginning on October 1, 2006. This return is based on a return on equity of 11.25%, with any earnings between 11.25% and 12.25% shared between shareholders and customers in a 40/60 ratio. All earnings over 12.25% will be returned to customers. See “Risk Factors — Cleco Power’s rate plan extension is not final.”
       On February 22, 2006, the LPSC approved Cleco Power’s request to recover storm restoration costs incurred for Hurricanes Katrina and Rita. As part of this approval, the LPSC required that effective during the interim recovery period (Phase I), which began with the May 2006 billing cycle, any earnings above the current 12.25% allowed return on equity be credited against outstanding Hurricanes Katrina and Rita storm restoration costs, rather than being shared 50/50 between shareholders and customers. The credits against storm restoration costs will continue as long as interim relief for storm costs is in place and until the actual amount of storm costs is verified and approved by the LPSC (Phase II), which is expected in early 2007. As of June 30, 2006, Cleco Power had not credited any over-earnings against storm restoration costs.
Cleco Midstream
       Cleco Midstream is a subsidiary with operations in Louisiana and Mississippi that are not subject to regulation by each state’s public utility commission. Cleco Midstream owns and operates one wholesale electric generation station, invests in a joint venture that owns and operates a single wholesale electric generation station and owns certain transmission interconnection facilities. As of June 30, 2006, Cleco Midstream owned approximately 1,355 MW of net electric generating capacity. Cleco Midstream’s principal businesses are:

•	Cleco Evangeline LLC (Evangeline), which owns and operates a 775-MW, combined-cycle, natural gas-fired electric generation facility in St. Landry, Louisiana, which commenced commercial operations in July 2000. Cleco Evangeline has entered into a 20-year tolling agreement (Evangeline Tolling Agreement) with Williams Power Company (Williams Power) with respect to 100% of the output from the facility.

•	Perryville Energy Holdings LLC (PEH), which owns transmission interconnection facilities that allow Entergy Louisiana, Inc. to deliver the output of its 718 MW, natural gas-fired electric generation facility near Perryville, Louisiana (Perryville Power Station) to the transmission grid. In June 2005, PEH sold the Perryville Power Station to Entergy Louisiana, while retaining ownership of the plant’s transmission assets. PEH began providing transmission services to the Perryville Power Station under a FERC-approved cost-of-service tariff in July 2005.

•	Acadia Power Holdings LLC (APH), which owns 50% of Acadia Power Partners LLC (APP). APP is a joint venture with Calpine Corporation that constructed a 1,160-MW, combined-cycle, natural gas-fired electric generation facility near Eunice, Louisiana. Power Blocks 1 and 2 (580-MW each) of the facility commenced commercial operations in July 2002 and August 2002, respectively. APP has entered into two 20-year tolling agreements (Calpine Tolling Agreements) with Calpine Energy Services, L.P. (CES); one with respect to 100% of the output from Power Block 1 and the other with respect to 100% of the output from Power Block 2. On December 20, 2005, Calpine Corporation, CES and other Calpine subsidiaries (Calpine Debtors) filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York (Calpine Debtors Bankruptcy Court). On December 21, 2005, the Calpine Debtors filed a motion (Rejection Motion) with the Calpine Debtors Bankruptcy Court seeking to reject the Calpine Tolling Agreements in addition to six other power supply contracts with other entities. The issue was referred to the U.S. District Court for the Southern District of New York (District Court), where on January 27, 2006, a federal judge dismissed the Rejection Motion ruling that the FERC, not the bankruptcy court, has exclusive jurisdiction over the disposition of the energy contracts. The Calpine Debtors have appealed the ruling of the District Court to the U.S. Court of Appeals for the Second Circuit. As of the date hereof, no decision has been rendered by the U.S. Court of Appeals for the Second Circuit.

In March 2006, APP filed a motion (Motion to Compel) with the Calpine Debtors Bankruptcy Court to, among other things, compel CES to perform under the Calpine Tolling Agreements, and to pay amounts due under such agreements since the commencement of the Calpine Debtors’ bankruptcy cases. On March 15, 2006, APP and CES executed an amendment to each of the Calpine Tolling Agreements, which permitted APP to suspend its obligations under the Calpine Tolling Agreements. The amendments were approved by the Calpine Debtors Bankruptcy Court on March 22, 2006, and APP’s obligations under the Calpine Tolling Agreements were suspended as of that date. APP’s request for payment of post-petition amounts owed under the Calpine Tolling Agreements, as set forth in the Motion to Compel, is scheduled to be heard by the Calpine Debtors Bankruptcy Court on September 13, 2006.

APP has invoiced CES for obligations performed under the Calpine Tolling Agreements totaling $3.5 million related to pre-petition bankruptcy claims, $2.0 million for post-petition claims through December 31, 2005, and $16.1 million and $32.4 million respectively, for post-petition claims for the three and six months ended June 30, 2006. APP has recorded a reserve for uncollectible accounts of $35.0 million at June 30, 2006, net of a $2.8 million draw made by APH in February 2006 against a $15.0 million letter of credit issued by Calpine. CES made a $0.2 million payment in May 2006 for amounts related to post-petition billings. CES has failed to make any other payments on amounts invoiced by APP since Calpine filed for bankruptcy protection. In June 2006, APH recognized equity earnings of $12.2 million related to draws to be made against the remaining amount available under Calpine’s $15.0 million letter of credit. On August 2, 2006, APH drew the remaining $12.2 million against this letter of credit. On June 30, 2006, APP signed an amendment to its energy management services agreement with Tenaska Power Services Co. to continue to sell APP’s output through the end of 2006. See “Risk Factors — CES’s bankruptcy and failure to perform its obligations under the Calpine Tolling Agreements will likely have a material adverse impact on our results of operations and cash flows.”
       The tolling agreements discussed above are sale agreements for resale of electric power, which are subject to the jurisdiction of the FERC and make the subsidiaries engaging in such sales, public utilities subject to the jurisdiction of the FERC. The tolling agreements generally give the tolling counterparty the right to own, dispatch and market all of the electric generation capacity of the facility. The tolling counterparty is responsible for providing its own natural gas to the facility and the tolling counterparty pays the owner of the facility a fixed and variable fee for operating and maintaining the facility.
FERC Investigation
       In November 2005, after a review of our October 2005 quarterly compliance report, the FERC Division of Enforcement (FERC Staff) initiated a preliminary, non-public investigation into certain representations made by us in the course of FERC Staff’s investigation underlying our July 2003 Stipulation and Consent Agreement. In response to data requests from FERC Staff, we have provided information regarding those representations as well as compliance with the Code of Conduct and Compliance Plan contained in the July 2003 Stipulation and Consent Agreement (collectively, the Consent Agreement). The information primarily concerns the possible sharing of employees and information among our subsidiaries, as well as the accuracy of information furnished to FERC Staff in connection with reporting on compliance with the Consent Agreement. As of the date hereof, the investigation is ongoing. Until the issues raised in the current informal investigation are resolved, we will voluntarily operate pursuant to the current Consent Agreement. It is possible that the investigation could reveal violations of the Consent Agreement. Management is unable to predict the results of the outcome of the investigation, the timing of completion of the investigation or the remedial actions, if any, that FERC may take. The remedial actions that FERC ultimately may take if they so choose with respect to the results of the investigation could have a material adverse impact on our results of operations, financial condition, and cash flows. See “Risk Factors — The remedial actions that FERC ultimately may take with respect to the results of the current FERC Staff investigation could have a material adverse impact on our results of operations, financial condition, and cash flows.”
Extension of Credit Facilities
       We recently extended the term of our revolving credit facility and Cleco Power’s revolving credit facility by one year to 2011 and increased the size of Cleco Power’s revolving credit facility from $125.0 million to $275.0 million. In addition, we were able to reduce our and Cleco Power’s cost of borrowing under the respective facilities to LIBOR + 0.525% and LIBOR + 0.32%, respectively.
Miscellaneous
       Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is (318) 484-7400.
Our Business Strategy
       We are striving to be the premier supplier of electricity and related services to business, residential and municipal customers located within our service territory. We expect our business strategy, which includes the construction of Rodemacher Unit 3, to significantly increase the rate base of our regulated electric utility, stabilize fuel costs by diversifying our fuel mix, and reduce our customers’ costs.
       Focus on our core regulated utility operations. We intend for Cleco Power to continue as an integrated utility engaged in the generation, transmission and distribution of electricity and to represent an increasingly large portion of our consolidated assets over time with the construction of Rodemacher Unit 3. At June 30, 2006, Cleco Power represented approximately 83% of our assets. The remainder of our assets were primarily in our Cleco Midstream business.
       Improve our competitive position through the construction of new generation. The construction of Rodemacher Unit 3 is our primary strategy for creating long-term, stable fuel pricing for our customers. We anticipate that the facility, which is expected to nearly double Cleco Power’s rate base, will stabilize fuel costs by diversifying our fuel mix. During 2005, approximately 75% of Cleco Power’s capacity mix (purchased power plus Cleco Power’s own generation) was exposed to the price of natural gas. Upon the completion of Rodemacher Unit 3, we expect that Cleco Power’s capacity mix will be approximately 50% solid fuel and approximately 50% natural gas. One of the advantages of the circulating fluidized-bed technology incorporated in Rodemacher Unit 3’s design is its ability to burn a variety of solid-fuels such as petroleum coke, Louisiana lignite, Powder River Basin coal, and Appalachian coal, providing greater flexibility and fuel diversification. Additionally, Rodemacher Unit 3 will be uniquely located in a region that has access to a large supply of petroleum coke, thereby reducing transportation costs for that fuel.
       The Rodemacher Unit 3 project has earned support from a variety of community and political leaders. Construction of Rodemacher Unit 3 began in the first quarter of 2006, and we anticipate the plant will be operational in the fourth quarter of 2009.
       Continue to deliver superior customer service. We were recently honored for the second year in a row by a number of the nation’s retail chains, including Wal-Mart and Lowes, comprising the Edison Electric Institute’s Customer Service Advisory Group, for our outstanding customer service. In addition, our customer satisfaction ratings indicated that approximately 62% of our customers were “very satisfied” with our service in 2005. This compares favorably to the Louisiana average of 46%. We are working to enhance our existing ties to the communities we serve by emphasizing how we add to their quality of life through our commitment to service, accountability and reliability.
       Expand Cleco Power through economic development. Through long-standing partnerships with public and private entities, we are working to help develop a strong, diverse economy for our Louisiana service territory. We have been active in persuading a number of local businesses to expand and others to locate in Cleco Power’s service territory. With the economic development and industrial marketing work that we have done over the last two years, we expect to add approximately 55 MW of new demand to Cleco Power’s system by 2007.
       Maintain our financial strength and flexibility. Over the last few years, we have worked steadily to reduce debt, strengthen our balance sheet and improve our credit profile. We retired $160.0 million of recourse debt in 2005. We have also reduced refinancing risk through the issuance of $150.0 million of 30-year, unsecured Cleco Power bonds in November 2005. In addition, the LPSC has approved the collection from customers of 75% of the carrying cost of capital during the construction phase of Rodemacher Unit 3. Cleco Power plans to fund the construction costs of Rodemacher Unit 3 in a manner consistent with its current credit ratings by utilizing cash on hand, cash from operations, available funds from its credit facility, the issuance of long-term debt, and equity contributions from Cleco Corporation, including a portion of the net proceeds from this offering. We currently expect that this offering will be the only offering of shares of our common stock that we will effect to fund the construction of Rodemacher Unit 3.
Competitive Strengths
       Balanced portfolio of assets. Our business model features the stability of regulated earnings and cash flow from our electric utility business complemented by returns on our wholesale generation assets. We intend to maintain flexibility in our business model to enable us to take advantage of opportunities as the power industry’s landscape continues to evolve.

       Strong core utility. Electric sales volumes at Cleco Power have historically been both stable and predictable, with approximately 60% of volumes coming from residential and small commercial customers and approximately 70% of non-fuel recovery revenue derived from that same group. Furthermore, we have been active in persuading a number of local businesses to expand and others to locate in our service territory. Our biggest achievement in this regard was helping bring Union Tank Car Co. and its 850 jobs to central Louisiana. In the May 2005 edition of Site Selection magazine, the Union Tank Car plant was listed as one of the top 10 economic development deals in the nation in 2004. In its September 2005 edition, Site Selection ranked us one of the top 10 utilities in the country because of our 2004 success in attracting investment and new jobs on a per capita basis.
       Stable Louisiana regulatory environment. Cleco Power’s rate structure as authorized by the LPSC consists of a base rate and a fuel rate. Base rates are designed to allow recovery of the cost of providing service and a return on utility assets. Fuel rates have a cost adjustment mechanism in place which allows recovery, on a monthly basis, of the majority of the costs of purchased power and fuel used to generate electricity. We currently enjoy a maximum regulated rate of return of 12.25% through September 2006, thereafter the maximum allowed return on equity that can be realized by Cleco Power will be reduced to 11.65%. We continue to work closely with regulatory agencies in order to create constructive relationships. See “Risk Factors — Cleco Power’s rate plan extension is not final.” Illustrative of our constructive relationship with the LPSC is the recent approval by the LPSC of Cleco Power’s plans to build Rodemacher Unit 3. Terms of the LPSC approval included provisions authorizing Cleco Power to collect from customers 75% of the carrying costs of capital during the construction phase of the unit. Furthermore, on February 22, 2006, the LPSC approved an interim rate increase of $23.4 million annually for a ten-year period to recover approximately $161.8 million of storm restoration costs. However, we recently reduced our estimate of storm restoration costs to $157.4 million and the actual amount we recover in respect of storm restoration costs is subject to review and approval by the LPSC. The interim rate increase became effective upon the beginning of actual construction of Rodemacher Unit 3 (Phase I) and will remain in effect until the LPSC completes a review to verify and approve the total amount of storm restoration costs to be recovered (Phase II). The review is expected to be completed in early 2007.
       Improving liquidity position. Our liquidity position has improved during 2005 and the first six months of 2006. At June 30, 2006, our total liquidity was $489.0 million which included $82.0 million of cash and cash equivalents and $407.0 million available under our credit facilities. In addition, the LPSC has approved the collection from customers of 75% of the carrying cost of capital during the construction phase of Rodemacher Unit 3.
       Experienced leadership and award-winning employees. We have a strong and experienced senior management team with an average of nearly 25 years of experience in the electric utility industry. Furthermore, our employees have won four awards from the Edison Electric Institute for our hurricane response. Hundreds of our employees joined outside contractors to restore power to more than 220,000 customers affected by Hurricanes Katrina and Rita. We received an award in 2005 for our response to these, the most devastating storms to ever hit our system back to back, and for Hurricane Lili in 2002.

The Offering

Common stock offered	6,000,000 shares. The underwriters have the option to purchase up to an additional 900,000 shares.

Shares of common stock outstanding after the offering	56,518,476 shares. If the underwriters exercise in full their option to purchase additional shares, we will issue an additional 900,000 shares, which will result in 57,418,476 shares of common stock outstanding after the offering.

NYSE symbol	CNL

Use of proceeds	The proceeds from the sale of the shares of our common stock in this offering are expected to be approximately $ million or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full, after deducting the underwriting discount and other estimated expenses of this offering. We intend to use the net proceeds for general corporate purposes, including financing a portion of the construction of Rodemacher Unit 3. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-12 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividends	The payment of dividends on our common stock is subject to certain restrictions. Please read “Price Range of Common Stock and Dividends” on page S-22 of this prospectus supplement.

Summary Consolidated Financial Data
       We have provided in the table below summary consolidated financial data. We have derived the statement of operations data for each of the years in the three-year period ended December 31, 2005 and the balance sheet data as of December 31, 2004 and 2005 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We have derived the balance sheet data as of December 31, 2003 from audited consolidated financial statements not incorporated by reference in this prospectus supplement. We have derived the statement of operations data for the six months ended June 30, 2005 and 2006 and the balance sheet data as of June 30, 2006 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement. The data set forth below should be read together with our historical consolidated financial statements and the notes to those statements.

	Year Ended			Six Months Ended
	December 31,			June 30,
($ in thousands, except per
share data)	2005	2004	2003	2006	2005

Statement of Operations Data:
Total operating revenue(1)	$920,154	$745,817	$803,452	$474,370	$366,224
Operating income (loss)	$111,734	$101,138	$(11,547)	$55,391	$46,740
Loss from discontinued operations, net of income taxes(2)	$(334)	$(1,615)	$(5,161)	$(190)	$(205)
Net income (loss) applicable to common stock	$180,779	$63,973	$(36,790)	$34,478	$29,145
Fully diluted common shares outstanding	51,760,220	47,528,886	46,820,058	52,095,625	51,558,920
Diluted earnings (loss) per share
From continuing operations	$3.53	$1.32	$(0.68)	$0.68	$0.59
From discontinued operations(2)	—	—	(0.11)	—	(0.01)
Net income (loss) applicable to common stock	$3.53	$1.32	$(0.79)	$0.68	$0.58
Cash dividends paid per share of common stock	$0.900	$0.900	$0.900	$0.450	$0.450

	At December 31,			At June 30,

($ in thousands)	2005	2004	2003	2006

Balance Sheet Data:
Cash and cash equivalents	$219,153	$123,787	$95,381	$81,962
Total property, plant and equipment, net	$1,188,703	$1,060,045	$1,408,784	$1,164,513
Assets held for sale(2)	$—	$—	$8,282	$—
Total assets	$2,149,488	$1,837,063	$2,159,426	$2,195,090
Total current liabilities(3)	$294,104	$337,677	$346,156	$346,197
Debt due within one year	$40,000	$160,000	$205,705	$55,000
Long-term debt	$609,643	$450,552	$907,058	$584,521
Total preferred stock not subject to mandatory redemption	$20,034	$19,226	$18,717	$20,139
Total common shareholders’ equity	$686,229	$541,838	$482,751	$706,582

(1)	In 2004, we began recording the results of operations from Evangeline as equity income in accordance with FIN 46R. We presented the net assets of Perryville Energy Partners, L.L.C.

(PEP) and PEH at January 24, 2004, as a cost investment and did not recognize any income or loss from PEP and PEH in our results of operations during the bankruptcy reorganization period. Upon their emergence from bankruptcy in October 2005, we began recording PEP and PEH financial results under the equity method of accounting in accordance with FIN 46R.

(2)	In 2004, we sold substantially all of Cleco Energy LLC’s (Cleco Energy) assets. Prior to the sale of Cleco Energy’s assets and in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment of Long-Lived Assets, the property, plant and equipment of Cleco Energy was classified as held for sale on our balance sheet for 2003 and the related operations were classified as discontinued in our statements of operations for 2004 and 2003. Consequently, the net operating results for Cleco Energy for 2004 and 2003 are reported as discontinued operations in our statements of operations for 2004 and 2003.

(3)	Amount includes debt due within one year.

RISK FACTORS
       Investing in our common stock will provide you with an equity ownership in Cleco. As one of our shareholders, your shares will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before deciding to invest in shares of our common stock.
          Cleco Power is exposed to certain risks related to the design, construction and operation of Rodemacher Unit 3. This project has technology risk, fuel supply risk and general contractor and certain material subcontractor performance risk, each of which could have a material adverse impact on our results of operations, financial condition and cash flows.
       Rodemacher Unit 3 is designed to utilize circulating fluidized-bed (CFB) generating technology and will be 10% larger than any other CFB unit in operation today. Cleco Power engaged Shaw under an Amended EPC contract. Shaw will be liable for liquidated damages in the event of non-performance under the terms of the Amended EPC contract; however, Cleco Power’s ability to collect these damages for breach is contingent on the demonstration of such damages and on Shaw’s financial abilities. Failure by Shaw to perform its obligations under the Amended EPC contract could have a material adverse impact on the plant’s efficiency, in-service date, and final cost. The Amended EPC contract does not protect Cleco Power against potential force majeure events or design/specification oversight which may result in increased and potentially unrecoverable costs to Cleco Power. Although Cleco Power currently delivers coal via rail to the Rodemacher facility, plans are for Rodemacher Unit 3 to primarily use petroleum coke, which can be most economically delivered via barges on the Mississippi and Red Rivers, requiring a conveyor system which has to cross a major interstate highway. Cleco Power does not have experience transporting fuel by barge.
          CES’s bankruptcy and failure to perform its obligations under the Calpine Tolling Agreements will likely have a material adverse impact on our results of operations and cash flows.
       A substantial portion of Cleco Midstream’s earnings and cash flow was historically derived from the Calpine Tolling Agreements with CES. On December 20, 2005, the Calpine Debtors, including CES, filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Calpine Debtors Bankruptcy Court, and on December 21, 2005, the Calpine Debtors filed a motion with the court seeking to reject the Calpine Tolling Agreements, among other energy contracts. The U.S. District Court for the Southern District of New York dismissed this motion and ruled that FERC, not the bankruptcy court, has exclusive jurisdiction over the disposition of the energy contracts, including the Calpine Tolling Agreements. Calpine has appealed this ruling to the U.S. Court of Appeals for the Second Circuit. In March 2006, APP and CES amended the Calpine Tolling Agreements to suspend APP’s obligations under the tolling agreements, which amendments were approved by the Calpine Debtors Bankruptcy Court. In April 2006, APP signed a short-term agreement with a third-party power marketer to sell APP’s output while continuing to explore its long-term options for the facility. CES has failed to pay pre-petition ($3.5 million) and post-petition ($2.0 million and $32.4 million as of December 31, 2005, and June 30, 2006, respectively) amounts under the Calpine Tolling Agreements. Since current market conditions are not as favorable as the terms of the Calpine Tolling Agreements, APP’s results of operations and cash flows likely will be significantly reduced as compared to its results and cash flows if CES was performing under the Calpine Tolling Agreements.
       Although we have not been required to record an impairment with respect to APP as a result of the Calpine bankruptcy proceedings, future events such as a decline in the anticipated market value of energy in relation to natural gas values could cause APP’s carrying value to exceed its market value, requiring an impairment charge. Such a charge could adversely affect our financial condition by reducing consolidated common shareholders’ equity, could cause us to incur increased interest cost on future debt issuances, and could cause an adverse change in our credit ratings.
          The LPSC may reduce the amount recoverable by Cleco Power in respect of storm restoration costs.
       The LPSC has approved interim revenue relief associated with the recovery of storm restoration costs from Hurricanes Katrina and Rita. The interim rate increase became effective with the beginning of physical construction of Rodemacher Unit 3 (Phase I) and remains in effect until the LPSC completes a review to verify and approve the total amount of storm restoration costs to be recovered (Phase II). Based upon the results of the Phase II review of storm restoration costs, expected to be completed in late 2006, the LPSC could decrease the amount Cleco Power could recover.
       In addition, someone could request a rehearing of or appeal the interim relief or the final relief approved by the LPSC. The time period for appealing the LPSC’s implementing order, once the order is issued, expires 45 days after its issuance.
       A change made in Phase II by the LPSC resulting in a delay in receipt of or timing of any revenue relief associated with the recovery of the storm restoration costs from Hurricanes Katrina and Rita or any request for rehearing or appeal of any revenue relief could have a material adverse impact on our results of operations, financial condition and cash flows compared to the recovery amounts authorized by the LPSC in Phase I.
          The recovery of costs incurred to construct Rodemacher Unit 3 is subject to LPSC review and approval.
       Costs incurred in the construction of Rodemacher Unit 3 are subject to a prudency review by the LPSC. One year prior to the in-service date of Rodemacher Unit 3, Cleco Power will file a rate case with the LPSC seeking to recover the construction costs in its base rates. Cleco Power will be required to demonstrate that the costs incurred to construct Rodemacher Unit 3 were prudently incurred and demonstrate the impact of the operation of the facility on its customers. Accordingly, Cleco Power may not be able to recover some of the costs incurred to construct Rodemacher Unit 3, which could be substantial.
       Furthermore, although the Amended EPC Contract is generally a fixed price agreement, unforeseen events could result in changes in the scope of the project that may result in additional costs. It may be more difficult to obtain LPSC approval to recover any such additional costs. If the LPSC were to deny Cleco Power’s request to recover substantial costs incurred in the construction of Rodemacher Unit 3, such an adverse decision could have a material impact on Cleco Power’s results of operations, financial condition and cash flows.
          The abandonment of the Rodemacher Unit 3 Project or the termination of the Amended EPC Contract could result in unrecoverable costs.
       Cleco Power may determine that its decision to construct, own and operate Rodemacher Unit 3 is no longer justified due to changes in circumstances or for other reasons. If Cleco Power decided to abandon the project, the LPSC may not allow Cleco Power to recover some or all of its incurred costs. While the Amended EPC Contract allows Cleco Power to terminate the agreement at its sole discretion, exercise of this termination right would require Cleco Power to pay termination costs to Shaw, subject to specified maximum levels, which significantly increase as the project progresses.

          A judicial appeal has been filed of the LPSC’s CCN for Rodemacher Unit 3.
       On May 12, 2006, the LPSC issued its implementing order granting Cleco Power a Certificate of Public Convenience and Necessity (CCN) to construct, own and operate Rodemacher Unit 3. On May 24, 2006, an intervenor filed an application for a rehearing, which was rejected as untimely by the LPSC on May 25, 2006. The intervenor filed a petition for review in the Louisiana District Court for the East Baton Rouge Parish requesting the reversal of the LPSC’s order granting the CCN and the LPSC order denying the rehearing application. Reversal of the CCN could disrupt, delay or halt the construction of Rodemacher Unit 3, which would have a material adverse impact on Cleco Power’s financial position.
          In 2005, FERC’s authority was expanded to include the establishment and enforcement of mandatory reliability standards on the transmission system as well as the capacity to impose fines and civil penalties on those who fail to comply with those standards.
       The Energy Policy Act of 2005 authorizes the creation of an Electric Reliability Organization (ERO) with authority to establish and enforce mandatory reliability standards, subject to FERC approval, for users of the nation’s transmission system. On July 20, 2006, the FERC named the North American Electric Reliability Council (NERC) as the ERO. NERC’s current system of reliability standards is based upon voluntary compliance. It is expected that FERC will adopt some of NERC’s existing standards while modifying others. Nonetheless, these new ERO standards may impose additional operating requirements on Cleco Power, APP, Attala Transmission LLC, Evangeline, and Perryville which may result in an increase in capital expenditures or operating expenses. FERC has stated its intent to begin enforcing compliance with these standards on June 1, 2007. Failure to comply with the reliability standards approved by FERC can result in the imposition of fines and civil penalties. At this time, we are unable to determine the impact the ERO standards will have on its results of operations, financial condition, or cash flows.
          Cleco Power’s rate plan extension is not final.
       Cleco Power’s retail rates for residential, commercial, and industrial customers and other retail sales are regulated by the LPSC. On December 19, 2005, Cleco Power filed an application with the LPSC to extend the current RSP through the expected fourth quarter of 2009 in-service date of the proposed Rodemacher Unit 3 power plant. On July 28, 2006, the LPSC issued an order approving the application with several modifications to the terms of the current RSP. The terms of the approved plan provide that, beginning on October 1, 2006, the maximum allowed return on equity that can be realized by Cleco Power will be decreased to 11.65%. This return is based on a return on equity of 11.25%, with any earnings between 11.25% and 12.25% shared between shareholders and customers in a 40/60 ratio, respectively, and all earnings over 12.25% returned to customers.
       The LPSC’s implementing order may be appealed for 45 days after its issuance. There is no assurance that the order will not be appealed or that a lower rate of return would not be implemented upon appeal. A lower rate of return would reduce Cleco Power’s base revenue and profitability and could have a material adverse impact on our results of operations, financial condition, and cash flows.
          The remedial actions that FERC ultimately may take with respect to the results of the current FERC Staff investigation could have a material adverse impact on our results of operations, financial condition, and cash flows.
       In July 2003, FERC issued an order approving the Consent Agreement which settled the FERC investigation following our disclosure in November 2002 of certain of our energy marketing and trading practices. There were numerous elements to the Consent Agreement, including (but not limited to): (i) a filing by our public utility subsidiaries with FERC of revised codes of conduct that impose more stringent restrictions on affiliate relations; and (ii) implementation of a Compliance Plan (the FERC Compliance Plan) for FERC regulatory compliance for our public utility subsidiaries. The FERC Compliance Plan has a three-year term, which began on August 24, 2003 and requires periodic reporting to FERC regarding the implementation of, and continued compliance with, the FERC Compliance Plan.
       In November 2005, after a review of our October 2005 quarterly compliance report, FERC Staff initiated a preliminary, non-public investigation into certain representations made by us in the course of FERC Staff’s investigation underlying the Consent Agreement. In response to data requests from FERC Staff, we have provided information regarding those representations as well as compliance with the Code of Conduct and the FERC Compliance Plan contained in the Consent Agreement. The information primarily concerns the possible sharing of employees and information among our subsidiaries, as well as the accuracy of information furnished to FERC Staff in connection with reporting on compliance with the Consent Agreement. As of the date hereof, the investigation is ongoing. However, until the issues raised in the current informal investigation are resolved, we will voluntarily operate pursuant to the current FERC Compliance Plan.
       It is possible that the investigation could reveal violations of the Consent Agreement. Our management is unable to predict the results of the outcome of the investigation, the timing of completion of the investigation or the remedial actions, if any, that FERC may take. The remedial actions that FERC ultimately may take if they so choose with respect to the results of the investigation could have a material adverse impact on our results of operations, financial condition, and cash flows.
          The LPSC conducts fuel audits that could result in Cleco Power making substantial refunds of previously recorded revenue.
       Generally, fuel and purchased power expenses are recovered through the LPSC-established fuel adjustment clause, which enables Cleco Power to pass on to its customers substantially all such charges. Recovery of fuel adjustment clause costs is subject to refund until monthly approval is received from the LPSC; however, all amounts are subject to a periodic fuel audit by the LPSC. The most recent audit completed by the LPSC covered 2001 and 2002 and resulted in a refund of $16.0 million to Cleco Power’s retail customers.
       On July 14, 2006, the LPSC informed Cleco Power that it was planning to conduct a periodic fuel audit. The audit commenced on July 26, 2006, and included fuel adjustment clause filings for the period January 2003 through December 2004. Cleco Power could be required to make a substantial refund of previously recorded revenue as a result of this audit and such refund could have a material adverse impact on our results of operations, financial condition, and cash flows.
          Nonperformance of Cleco Power’s power purchase agreements and transmission constraints could have a material adverse impact on our results of operations, financial condition and cash flows.
       Cleco Power does not supply all of its customers’ power requirements from the generation facilities it owns and must purchase additional energy and capacity from the wholesale power market. During 2005, Cleco Power met approximately 49% of its energy needs with purchased power. Two power purchase agreements with Williams and CES provided approximately 29.6% of Cleco Power’s capacity needs in 2005. In January 2006, Cleco Power began a new four-year, 500-MW contract with Williams and a new one-year, 200-MW contract with CES. In March 2006, the Calpine Debtors Bankruptcy Court approved the mutual termination of the agreement with CES in connection with its bankruptcy proceedings. Cleco Power has replaced the CES contract with other energy contracts for 2006. If these providers of additional energy or capacity do not perform under their respective contracts for any reason, including disruptions at their power generation facilities due to fuel shortages, operation breakdowns or labor disputes, Cleco Power would have to replace these supply sources with alternate market options, which may not be on as favorable terms and conditions and could increase the ultimate cost of power to its customers.

       Because of Cleco Power’s location on the transmission grid, Cleco Power relies on two main suppliers of electric transmission when accessing external power markets. At times, constraints limit the amount of purchased power these transmission providers can deliver into Cleco Power’s service territory. These capacity and/or power purchase contracts, as well as spot market power purchases, may be affected by these transmission constraints. If the amount of purchased power actually delivered into Cleco Power’s system were less than the amount of power contracted for delivery, then Cleco Power might rely on its own generation facilities to meet customer demand. Cleco Power’s incremental generation cost, at that time, could be higher than the cost to purchase power from the wholesale power market, therefore increasing its customers’ ultimate cost. In addition, the LPSC may not allow Cleco Power to recover its incremental generation cost. These unrecovered costs could be substantial.
          A downgrade in our credit rating could result in an increase in our borrowing costs and a reduced pool of potential investors and funding sources.
       While the senior unsecured debt ratings of Cleco Corporation and Cleco Power are “investment grade,” in recent years such ratings have been downgraded or put on negative watch by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (Standard & Poor’s) and Moody’s Investors Service (Moody’s). We cannot assure you that our debt ratings will remain in effect for any given period of time or that one or more of our debt ratings will not be lowered or withdrawn entirely by a rating agency. Credit ratings are not recommendations to buy, sell, or hold securities. Each rating should be evaluated independently of any other rating. If Moody’s or Standard & Poor’s was to downgrade Cleco Corporation’s long-term rating or Cleco Power’s long-term rating, particularly below investment grade, the value of any of its debt securities would likely be adversely affected, and the borrowing cost of Cleco Corporation or Cleco Power would increase. In addition, Cleco Corporation or Cleco Power would likely be required to pay higher interest rates in future debt financings, and its pool of potential investors and funding sources could decrease.
          Our costs of compliance with environmental laws, regulations and permits are significant, and the costs of compliance with new environmental laws, regulations and permits could be significant and reduce our profitability.
       We are subject to extensive environmental regulation by federal, state and local authorities and are required to comply with numerous environmental laws and regulations. We are also required to obtain and to comply with numerous governmental permits in operating our facilities. Existing environmental laws, regulations and permits could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us, and future changes in environmental laws and regulations could occur. We may incur significant additional costs to comply with these revisions, reinterpretations and requirements. If we fail to comply with these revisions, reinterpretations and requirements, we could be subject to civil or criminal liabilities and fines.
          Evangeline has certain plant performance obligations under its tolling agreement. Failure to perform these obligations could expose Evangeline to adverse financial penalties.
       Performance requirements include, but are not limited to, maintaining plant performance characteristics such as heat rate and demonstrated generation capacity and maintaining specified availability levels with a combination of plant availability and replacement power. Obligations under the Evangeline Tolling Agreement include, but are not limited to, maintaining various types of insurance, maintaining power and natural gas metering equipment, and paying scheduled interest and principal payments on debt. In addition to the performance obligations by Evangeline, there are various guarantees and commitments required by us.

       If Evangeline fails to operate within specified requirements, its facilities may purchase replacement power on the open market and provide it to the tolling counterparty in order to meet contractual performance specifications. Providing replacement power maintains availability levels, but exposes Evangeline to power commodity price volatility and transmission constraints. If availability targets under the Evangeline Tolling Agreement are not met and economical purchased power and transmission are not available, Evangeline’s financial condition and results of operations could be materially adversely affected.
          Failure by Williams to perform its obligations under the Evangeline Tolling Agreement would likely have a material adverse impact on our results of operations, financial condition and cash flows.
       The credit ratings of the senior unsecured debt of The Williams Companies, Inc. (Moody’s — Ba2; Standard & Poor’s — BB-), the parent company of our counterparty under the Evangeline Tolling Agreement, remain below “investment grade.” If Williams were to fail to perform its obligations under the Evangeline Tolling Agreement, such failure would have a material adverse impact on our results of operations, financial condition and cash flow for the following reasons, among others:

•	If Williams’ failure to perform constituted a default under the tolling agreement, the holders of the Evangeline bonds would have the right to declare the entire outstanding principal amount ($188.3 million at June 30, 2006) and interest to be immediately due and payable, which could result in:

•	us seeking to refinance the bonds, the terms of which may be less favorable than existing terms;

•	us causing Evangeline to seek protection under federal bankruptcy laws; or

•	the trustee of the bonds foreclosing on the mortgage and assuming ownership of the Evangeline plant;

•	We may not be able to enter into agreements in replacement of the Evangeline Tolling Agreement on terms as favorable as that agreement or at all;

•	Our equity investment in Evangeline may be impaired, requiring a write-down to its fair market value, which could be substantial; and

•	Our credit ratings could be downgraded, which would increase borrowing costs and limit sources of financing.
          Cleco Power’s future electricity sales could be adversely impacted by high energy prices and other economic factors affecting its customers.
       Within the past several years, Cleco Power’s customers have experienced a substantial increase in their utility bills, largely as a result of substantial increases in the cost of natural gas. These increases may also cause Cleco Power’s customers to more aggressively pursue energy conservation efforts or could result in increased bad debt expense due to the non-payment of bills. In addition, the high cost of energy, in general, has become problematic in many industries and has increased interest by industrial customers in on-site generation of their own power. Recently, four of Cleco Power’s largest customers who manufacture paper products have experienced a downturn in their markets, and decreased crop yields from hurricane damage in 2005 have resulted in economic difficulties for customers in the agricultural industry. The four manufacturers of paper products generated base revenues for Cleco Power of approximately $21.0 million during 2005. Developments in conservation efforts or on-site generation could have a further negative impact on Cleco Power’s long-term electricity sales and base revenue.

          Cleco Power’s generation facilities are subject to unplanned outages and significant maintenance requirements.
       The operation of power generation facilities involves many risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output or efficiency. Some of Cleco Power’s facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant expenditures to operate at peak efficiency or availability. If Cleco Power fails to make adequate expenditures for equipment maintenance, we risk incurring more frequent unplanned outages, higher than anticipated operating and maintenance expenditures, increased fuel or power purchase costs and potentially the loss of revenues related to competitive opportunities.
          We are a holding company, and our ability to meet our debt obligations and pay dividends on our common stock is dependent on the cash generated by our subsidiaries.
       We are a holding company and conduct our operations primarily through our subsidiaries. Substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to meet our debt obligations and pay dividends on our common stock is largely dependent upon the cash generated by these subsidiaries. Our subsidiaries are separate and distinct entities and have no obligation to pay any amounts due on our debt or to make any funds available for such payment. In addition, our subsidiaries’ ability to make dividend payments or other distributions to us may be restricted by their obligations to holders of their outstanding securities and to other general business creditors. Moreover, Cleco Power, our principal subsidiary, is subject to regulation by the LPSC, which may impose limits on the amount of dividends that Cleco Power may pay us.
          Cleco Power’s wholesale electric business practices and electric rates are regulated by the FERC.
       In September 2005, the FERC issued a Notice of Inquiry inviting comments on reforming FERC’s pro forma tariff (a FERC-approved document outlining rates, charges, rules and conditions under which a utility provides wholesale electric service) to ensure the provision of transmission service is reasonable and not unduly discriminatory or preferential. In May 2006, the FERC issued a Notice of Proposed Rulemaking (NOPR) with the intention of amending its regulations and the pro-forma tariff adopted in FERC Order Nos. 888 and 889 to address deficiencies that have become apparent since its adoption in 1996. The comment period on the NOPR closes on September 20, 2006. FERC’s final order, due in late 2006, will likely change the price, terms and conditions under which Cleco Power provides transmission service under the tariff and could have a material adverse impact on Cleco Power.
          You assume the risk that the market value of our common stock may decline.
       The stock market has experienced significant price and trading volume fluctuations, and the market prices of companies in our industry have been particularly volatile. It is impossible to predict whether the price of our common stock will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after any offering of common stock offered by this prospectus supplement and the accompanying prospectus, or the perception that such sales could occur, could affect the price of our common stock.

          Provisions of Louisiana law and of our amended and restated articles of incorporation and bylaws could restrict the acquisition of us, the acquisition of control or the removal of our incumbent officers and directors and could affect the market price of our common stock.
       Some provisions of Louisiana law and our amended and restated articles of incorporation and bylaws could make an acquisition of us by means of a tender offer, an acquisition of control of us by means of a proxy contest or otherwise or removal of our incumbent officers and directors more difficult. In addition, we have a classified board of directors, our articles of incorporation require a supermajority vote for the sale, lease or disposition of all or any of our assets and Louisiana law and our bylaws require board and supermajority shareholder approval of mergers, consolidations or share exchanges with an interested shareholder. These provisions could delay or prevent an acquisition of us that an investor might consider to be in his or her best interest, including attempts that might result in a premium over the market price for our common stock. Please read “Description of Capital Stock — Anti-Takeover Provisions” in the accompanying prospectus for a more detailed discussion of these provisions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
       This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus supplement and the accompanying prospectus are forward-looking statements. Generally, you can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.
       We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
       The following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

•	Factors affecting utility operations, such as unusual weather conditions or other natural phenomena; catastrophic weather-related damage (such as hurricanes and tropical storms); unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fuel costs, cost of and reliance on natural gas as a component of our generation fuel mix and their impact on competition and franchises, fuel supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments; environmental incidents; or power transmission system constraints;

•	Our holding company structure and our dependence on the earnings, dividends or distributions from our subsidiaries to meet our debt obligations and pay dividends on our common stock;

•	Cleco Power’s ability to construct, operate, and maintain, within its projected costs (including financing) and timeframe, Rodemacher Unit 3, in addition to any other self-build projects identified in future IRP and RFP processes;

•	Dependence of Cleco Power for energy from sources other than its facilities and the uncertainty of future long-term sources of such additional energy;

•	Nonperformance by and creditworthiness of counterparties under tolling, power purchase, and energy service agreements, or the restructuring of those agreements, including possible termination;

•	Outcome of the Calpine Debtors bankruptcy proceeding and its effect on agreements with APP;

•	The final amount of storm restoration costs approved by the LPSC that ultimately can be recovered from Cleco Power’s customers;

•	Regulatory factors such as changes in rate-setting policies, recovery of investments made under traditional regulation, the frequency and timing of rate increases or decreases, the results of periodic fuel audits, the results of IRP and RFP processes, the formation of Regional Transmission Organizations and Independent Coordinators of Transmission, and the establishment by Electric Reliability Organizations of reliability standards for bulk power systems and compliance with these standards by Cleco Power;

•	Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission (SEC), the Public Company Accounting Oversight Board (PCAOB), the FERC, the LPSC or similar entities with regulatory or accounting oversight;

•	Economic conditions, including the ability of customers to continue paying for high energy costs, related growth and/or down-sizing of businesses in our service area, monetary fluctuations, increase in commodity prices, and inflation rates;

•	Credit ratings of Cleco Corporation, Cleco Power and Evangeline;

•	Changing market conditions and a variety of other factors associated with physical energy, financial transactions, and energy service activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rates, and warranty risks;

•	Acts of terrorism;

•	Availability or cost of capital resulting from changes in our business or financial condition, interest rates, or market perceptions of the electric utility industry and energy-related industries;

•	Employee work force factors, including work stoppages and changes in key executives;

•	Legal, environmental, and regulatory delays and other obstacles associated with mergers, acquisitions, capital projects, reorganizations, or investments in joint ventures;

•	Costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters;

•	Changes in federal, state, or local legislative requirements, such as the adoption of the Energy Policy Act of 2005, and changes in tax laws or rates, regulating policies or environmental laws and regulations; and

•	Other factors we discuss in this prospectus supplement, the accompanying prospectus and our other filings with the SEC.
       We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

USE OF PROCEEDS
       The proceeds to us from the sale of the shares of our common stock in this offering are expected to be approximately $           million (approximately $           million if the underwriters’ option to purchase additional shares is exercised in full), after deducting the underwriting discount and other estimated expenses of this offering. We intend to use the net proceeds for general corporate purposes, including financing a portion of the construction of Rodemacher Unit 3. We currently expect that this offering will be the only offering of shares of our common stock that we will effect to fund the construction of Rodemacher Unit 3.
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
       Our common stock is listed and traded on the New York Stock Exchange under the symbol “CNL.” The following table provides, for the calendar quarters indicated, the high and low sales prices per share of our common stock on the New York Stock Exchange as reported on the New York Stock Exchange composite transactions reporting system and the dividends paid per share of our common stock.

			Dividends
	Price Range		Paid per
			Common
	High	Low	Share

2004
First Quarter	$19.75	$17.72	$0.225
Second Quarter	$19.18	$16.19	$0.225
Third Quarter	$18.26	$16.45	$0.225
Fourth Quarter	$20.75	$17.22	$0.225
2005
First Quarter	$22.00	$18.93	$0.225
Second Quarter	$21.81	$19.75	$0.225
Third Quarter	$23.96	$21.00	$0.225
Fourth Quarter	$24.36	$19.00	$0.225
2006
First Quarter	$22.72	$20.81	$0.225
Second Quarter	$23.69	$21.23	$0.225
Third Quarter (through August 4, 2006)	$25.10	$22.86	$0.225	(1)

(1)	Payable on August 15, 2006 to stockholders of record on July 31, 2006. Purchasers of shares sold in this offering will not be entitled to receive this dividend.
       Subject to the rights of holders of our preferred stock, dividends may be declared by our board of directors and paid on shares of our common stock from time to time out of legally available funds. Under specified circumstances, provisions in our amended and restated articles of incorporation relating to our preferred stock and provisions in our debt instruments restrict the amount of retained earnings available for the payment of dividends by us to holders of our common stock. As of June 30, 2006, the most restrictive covenant required that our total indebtedness be less than or equal to 65% of total capitalization. Approximately $270.3 million of retained earnings were not restricted as of June 30, 2006.
       As of August 4, 2006, the last reported sale price of our common stock on the New York Stock Exchange was $24.53 per share.

CAPITALIZATION
       The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis, as of June 30, 2006, on an historical basis and as adjusted to reflect the issuance and sale of the common stock in this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” assuming that the underwriters do not exercise any portion of their option to purchase additional shares. You should read this table in conjunction with our consolidated financial statements, related notes and other financial information we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

	June 30, 2006

	(Unaudited)
	Actual	As Adjusted(1)

	(In thousands)
Cash and cash equivalents	$81,962	$

Debt due within one year	$55,000		$55,000

Long-term debt:
Cleco Corporation	$100,000		$100,000
Cleco Power	484,521		484,521

Total long-term debt, net	$584,521		$584,521

Shareholders’ equity:
Preferred stock	$20,139		$20,139

Common stock, $1.00 par value per share; 100,000,000 shares authorized; 50,536,779 shares issued, actual; 56,536,779 shares issued, as adjusted	$50,453	$
Premium on common stock	203,089
Retained earnings	457,851
Treasury stock, at cost, 34,189 shares	(662)		(662)
Accumulated other comprehensive loss and unearned compensation	(4,149)		(4,149)

Total common shareholders’ equity	$706,582	$

Total shareholders’ equity	$726,721	$

Total capitalization	$1,366,242	$

(1)	If the underwriters’ option to purchase additional shares of common stock is exercised in full, the number of shares of common stock issued and outstanding will be 57,436,779, common stock will be $ million, premium on common stock will be $ million, total common shareholders’ equity will be $ million, total shareholders’ equity will be $ million and total capitalization will be $ million.

UNDERWRITING
       Cleco and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
A.G. Edwards & Sons, Inc.
Howard Weil Incorporated

Total	6,000,000

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
       The underwriters have an option to buy up to an additional 900,000 shares from Cleco. They may exercise that option for 30 days from the date of the underwriting agreement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Cleco. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 900,000 additional shares.

Paid by Cleco	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.
       Cleco and its executive officers and directors have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters. This agreement does not apply to any existing stock option plans or with respect to conversions or exchanges of any convertible or exchangeable securities that Cleco has outstanding on the date of this prospectus supplement. In addition, Cleco’s executive officers and directors may sell up to an aggregate of 100,000 shares of their common stock in one or more transactions during the period beginning on the date that is 60 days after the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement.
       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Cleco in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their accounts, may have the effect of preventing or retarding a decline in the market price of Cleco’s common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the

Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
       For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
       The shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
       Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
       Cleco estimates that its total expenses in connection with the offering, excluding underwriting discounts and commissions, will be approximately $225,000.
       Cleco has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
       Certain of the underwriters and their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for Cleco, for which it received or will receive customary fees and expenses. Both KeyBanc Capital Markets and Goldman, Sachs & Co. have affiliates that are lenders under Cleco’s revolving credit facility and Cleco Power’s revolving credit facility.

WHERE YOU CAN FIND MORE INFORMATION
       We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain further information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the SEC’s website at http://www.sec.gov and on our website located at http://www.cleco.com. In addition, you may inspect our reports at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.
       The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information we file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus supplement and the accompanying prospectus, unless we update or supersede that information by the information contained in this prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus supplement and the accompanying prospectus. We are incorporating by reference into this prospectus supplement and the accompanying prospectus the following documents that we have filed with the SEC, and our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the SEC) until the offering of the common stock is completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on February 28, 2006 (File No. 1-15759), as amended by Amendment No. 1 thereto on Form 10-K/ A, filed with the SEC on March 30, 2006 (File No. 1-15759),

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, filed with the SEC on August 3, 2006 (File No. 1-15759),

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed with the SEC on May 4, 2006 (File No. 1-15759),

•	our Proxy Statement and Notice of Annual Meeting of Shareholders on Schedule 14A filed with the SEC on March 8, 2006 (File No. 1-15759),

•	our Current Report on Form 8-K dated June 29, 2006, filed with the SEC on July 6, 2006 (File No. 1-15759),

•	our Current Report on Form 8-K dated April 21, 2006, filed with the SEC on April 27, 2006 (File No. 1-15759),

•	our Current Report on Form 8-K dated February 28, 2006, filed with the SEC on March 2, 2006 (File No. 1-15759),

•	our Current Report on Form 8-K dated January 27, 2006, filed with the SEC on February 2, 2006 (File No. 1-15759), as amended by Amendment No. 1 thereto on Form 8-K/ A, filed with the SEC on February 17, 2006 (File No. 1-15759),

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on March 22, 2000 (File No. 1-15759), as may be amended from time to time to update that description, and

•	the description of the rights associated with our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 8, 2000 (File No. 1-15759), as amended by Amendment No. 1 thereto on Form 8-A/ A, filed with the SEC on March 22, 2006 (File No. 1-15759), as may be further amended from time to time to update that description.

LEGAL MATTERS
       The validity of the common stock offered by this prospectus supplement will be passed upon for us by Mark D. Pearce, our Acting General Counsel, Director — Regulatory Compliance and Assistant Corporate Secretary. At June 30, 2006, Mr. Pearce beneficially owned 3,624 shares of our common stock (including shares held under employee benefit plans) and held no options under our incentive compensation plans, as of June 30, 2006, to purchase additional shares of our common stock. None of such shares were issued or granted in connection with the offering of the securities being offered by this prospectus supplement. Baker Botts L.L.P., Houston, Texas, will pass on other legal matters for us. Sidley Austin llp , New York, New York, will act as counsel for the underwriters.
EXPERTS
       The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Cleco Corporation incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Cleco Corporation for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       The consolidated financial statements of Acadia Power Partners, LLC and subsidiary (APP) incorporated in this prospectus supplement by reference to Amendment No. 1 to the Annual Report on Form 10-K/ A of Cleco Corporation for the year ended December 31, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to APP’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements, and an explanatory paragraph relating to transactions with various related parties as described in Note 5 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       The financial statements of Cleco Evangeline LLC incorporated in this prospectus supplement by reference to Amendment No. 1 to the Annual Report on Form 10-K/ A of Cleco Corporation for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       The financial statements of Perryville Energy Partners, L.L.C. incorporated in this prospectus supplement by reference to Amendment No. 1 to the Annual Report on Form 10-K/ A of Cleco Corporation for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
       Earlier this year, one of our employees made allegations that PricewaterhouseCoopers LLP, our independent registered public accounting firm, was not independent. In response to these allegations, the Audit Committee of our Board of Directors and PricewaterhouseCoopers LLP each conducted an investigation into these allegations. At the completion of these investigations, both our Audit Committee and PricewaterhouseCoopers LLP concluded that PricewaterhouseCoopers LLP are independent accountants with respect to us, within the meaning of the Securities Act of 1933 and the requirements of Rule 3600T of the PCAOB. Our counsel, PricewaterhouseCoopers LLP and counsel to PricewaterhouseCoopers LLP have discussed the allegations and the investigations with the staff of the SEC.

Prospectus
$200,000,000
CLECO CORPORATION
Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock

Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400

     We will provide the specific terms of the securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement.
The Offering

     We may offer from time to time:
          • senior debt securities;
          • subordinated debt securities;
          • common stock; and
          • preferred stock.

We will provide the specific terms of the offered securities in supplements to this prospectus. Our debt securities may be convertible into or exchangeable for shares of our common stock or preferred stock. Our common stock is listed on the New York Stock Exchange under the symbol “CNL.”
Consider carefully the Risk Factors beginning on page 4.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2005.

About This Prospectus
          This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission using a “shelf ” registration process. By using this process, we may offer up to $200,000,000 of our securities in one or more offerings. This prospectus provides you with a description of the securities we may offer. Each time we offer securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the “Where You Can Find More Information” section of this prospectus.
          Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus and the applicable prospectus supplement to our company include our subsidiaries.
          You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Cleco Corporation
          We are a regional energy services company operating principally through Cleco Power LLC, our subsidiary that conducts our traditional electric utility business, and Cleco Midstream Resources LLC, our subsidiary that conducts our merchant energy business.
Cleco Power
          Cleco Power is an electric utility regulated by the Louisiana Public Service Commission and the Federal Energy Regulatory Commission, among other regulators. Cleco Power provides electric utility services, including generation, transmission and distribution, to approximately 265,000 retail and wholesale customers in 103 communities in central and southeastern Louisiana.
Cleco Midstream
          Cleco Midstream is a subsidiary with operations in Louisiana and Texas that are not regulated by the Louisiana Public Service Commission or the Public Utility Commission of Texas. Cleco Midstream owns and operates two wholesale electric generation stations and invests in joint ventures that own and operate merchant generation stations. As of March 31, 2005, Cleco Midstream owned approximately 2,100 megawatts, or MW of electric generating capacity, including a 718-MW plant the sale of which is pending.
          On January 28, 2004, Perryville Energy Partners, L.L.C., an indirect wholly owned subsidiary of Cleco Midstream, entered into an agreement to sell its 718 MW power plant located near Perryville, Louisiana, which we refer to as the Perryville power station, to Entergy Louisiana, Inc., a subsidiary of Entergy Corp., for $170.0 million, subject to certain adjustments. The sale agreement was amended by Perryville Energy Partners and Entergy Louisiana in October 2004 to exclude certain jurisdictional assets in order to eliminate the need to obtain Federal Energy Regulatory Commission approval of the transaction under Section 203 of the Federal Power Act and to extend the closing date to a date no later than December 31, 2005. As part of the transaction, Perryville Energy Partners and Perryville Energy Holdings LLC, a subsidiary of Cleco Midstream and the parent company of Perryville Energy Partners, filed voluntary petitions in the U.S. Bankruptcy Court for the Western District of Louisiana in Alexandria for protection under Chapter 11 of the U.S. Bankruptcy Code. The bankruptcy court approved the amended sale agreement utilizing the alternative structure on December 8, 2004. On April 20, 2005, the Louisiana Public Service Commission approved the amended sale agreement and issued a final order on May 3, 2005. The sale of the Perryville power station pursuant to the amended sale agreement is subject to various approvals and conditions, including regulatory approvals and conditions and approvals by Entergy Louisiana in its sole discretion, and is expected to be completed by the third quarter of 2005.
          In July 2001, Perryville Energy Partners and Mirant Americas Energy Marketing, LP, a subsidiary of Mirant Corporation, entered into a 21-year capacity and energy sale agreement providing for Mirant Americas Energy Marketing’s use of the entire capacity of the Perryville power station. In July 2003, Mirant, Mirant Americas Energy Marketing and other subsidiaries of Mirant filed for protection under Chapter 11 of the U.S. Bankruptcy Code and subsequently rejected the Mirant Americas Energy Marketing tolling agreement. In May 2005, Perryville Energy Partners and the Mirant companies who filed for bankruptcy protection entered into an agreement to settle all claims against each other. The settlement is subject to, and conditioned upon approval of the settlement by the bankruptcy courts which are presiding over the Mirant companies’ and Perryville Energy Partners’ Chapter 11 cases and the approval orders becoming final.
Miscellaneous
          Subject to certain limited exceptions, we are exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 and Rule 2 thereunder. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our telephone number at that location is (318) 484-7400. Our homepage on the Internet is located at http://www.cleco.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on our website or any other website is not incorporated by reference into this prospectus or the accompanying prospectus supplement and does not constitute a part of this prospectus or the accompanying prospectus supplement. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information” beginning on page 36 of this prospectus.
Ratio of Earnings to Fixed Charges
          The following table sets forth, in accordance with Securities and Exchange Commission requirements, our ratios of earnings from continuing operations to fixed charges and earnings from continuing operations to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Three Months
	Ended
	March 31,				Year Ended December 31,

	2005		2004		2004		2003	2002		2001		2000

Ratio of earnings from continuing operations to fixed charges(1)	2.28	x	2.06	x	2.91	x	(2)	2.71	x	2.78	x	2.75	x
Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends(1)	2.19	x	2.00	x	2.77	x	(3)	2.62	x	2.68	x	2.64	x

(1)	We do not believe that the ratios for the three-month periods are necessarily indicative of the ratios for the twelve-month periods due to the seasonal nature of our business. The ratios were calculated pursuant to applicable rules of the Securities and Exchange Commission.

(2)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $50.5 million.

(3)	For the year ended December 31, 2003, earnings were insufficient to cover combined fixed charges and preferred stock dividends by $52.6 million.

Risk Factors
          There are many risks that may affect your investment in our securities. You should carefully consider these risks as well as the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.
          If the pending sale of the Perryville power station to Entergy Louisiana were not to be consummated, we would likely seek another purchaser of the facility or its generation or Perryville Energy Partners’ obligations would be resolved in its ongoing bankruptcy proceedings, any of which could result in Perryville Energy Partners receiving significantly less value than anticipated for the facility and additional losses.
          On January 28, 2004, Perryville Energy Partners reached an agreement to sell the Perryville power station to Entergy Louisiana for $170.0 million, subject to certain adjustments. The sale agreement was amended by Perryville Energy Partners and Entergy Louisiana in October 2004 to exclude certain jurisdictional assets in order to eliminate the need to obtain Federal Energy Regulatory Commission approval of the transaction under Section 203 of the Federal Power Act and to extend the closing date to no later than December 31, 2005. As part of the transaction, Perryville Energy Partners entered into a power purchase agreement with Entergy Services, Inc., which has since been amended and approved by the Louisiana Public Service Commission, under which Entergy Services makes certain payments to Perryville Energy Partners and supplies natural gas to the Perryville power station in exchange for which Entergy Services is exclusively entitled to all of the electric generation capacity of the facility until the earlier of the closing or termination of the sale of the facility or December 31, 2005. Also on January 28, 2004 and in connection with the sale, Perryville Energy Partners and Perryville Energy Holdings filed voluntary petitions for protection under Chapter 11 of the U.S. Bankruptcy Code. The bankruptcy court approved the amended sale agreement utilizing the alternative structure that excludes certain jurisdictional assets on December 8, 2004. On April 20, 2005, the Louisiana Public Service Commission approved the amended sale agreement and issued a final order on May 3, 2005. Consummation of the sale utilizing the alternative structure is contingent upon Entergy Louisiana confirming to its satisfaction its ability to recover through regulatory mechanisms all of its costs in acquiring the Perryville power station, obtaining necessary approvals from the Louisiana Public Service Commission and the Securities and Exchange Commission, final inspection by Entergy Louisiana and other customary closing conditions. The sale is expected to be completed by the third quarter of 2005.
          The outstanding amounts due under the Construction and Term Loan Agreement, dated as of June 7, 2001, between Perryville Energy Partners and KBC Bank N.V., as Agent Bank, which we refer to as the senior loan agreement, were deemed accelerated upon the bankruptcy filings of Perryville Energy Partners and Perryville Energy Holdings. As of March 31, 2005, there was $126.2 million of outstanding principal and accrued interest payable under the senior loan agreement. Cleco Corporation has provided a guarantee to pay interest and principal under the senior loan agreement should Perryville Energy Partners be unable to pay its debt service for amounts up to $0.5 million (as of March 31, 2005). As a result of the commencement of such bankruptcy cases and by virtue of the automatic stay under the U.S. Bankruptcy Code, the lenders’ ability to exercise their remedies under the senior loan agreement, including, but not limited to, their ability to foreclose on the mortgage or assume ownership of the Perryville power station, are significantly limited and would require approval of the bankruptcy court.
          In July 2003, Mirant Corporation and certain of its subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code and subsequently rejected the Mirant Americas Energy Marketing tolling agreement. In May 2005, Perryville Energy Partners and the Mirant companies entered into an agreement to settle all claims against each other in their respective Chapter 11 cases. The settlement is subject to, and conditioned upon approval of the settlement by the bankruptcy courts which are presiding over the Mirant companies’ and Perryville Energy Partners’ Chapter 11 cases and the approval orders becoming final.
          During 2003, the carrying value of the Perryville power station was reduced resulting in Cleco recording impairment charges of $148.0 million ($91.0 million after tax).

          If the sale of the Perryville power station to Entergy Louisiana were not to be consummated, the power purchase agreement with Entergy Services would terminate automatically. If this were to occur, we would need to seek an alternative purchaser of the Perryville power station or its generation, or allow Perryville Energy Partners’ senior loan agreement and other obligations to be resolved in Perryville Energy Partners’ and Perryville Energy Holdings’ bankruptcy proceedings. Any of these alternatives could result in us receiving significantly less value for the Perryville power station and its generation than anticipated, as well as possibly causing us to record additional losses on our investment and under certain circumstances requiring us to pay $10.0 million in liquidated damages to Entergy Louisiana if the sale is not consummated.
          The ability of our counterparties to satisfy their payment obligations under key agreements relating to our merchant power plant operations has become less certain, placing a significant source of our revenue and other income at risk; failure by our counterparties to perform their obligations under these key agreements would likely have a material adverse impact on our results of operations, financial condition and cash flow.
          Our Cleco Midstream energy business derives a substantial portion of its earnings from tolling agreements relating to its power plants. These tolling agreements give the counterparties the right to own, dispatch and market all of the electric generation capacity of the respective facility in exchange for fixed and variable fees. Currently, Cleco Midstream’s equity earnings from investees are derived primarily from a tolling agreement with Williams Power Company, Inc. (formerly Williams Energy Marketing & Trading Company), a subsidiary of The Williams Companies, Inc., and from its 50% interest in Acadia Power Partners LLC, which derives its revenues from two tolling agreements with Calpine Energy Services, L.P., one of which relates to Power Block 1 of the Acadia Power Partners electric generation facility and the other of which relates to Power Block 2 of the Acadia Power Partners electric generation facility. Perryville Energy Partners previously was party to a tolling agreement with a subsidiary of Mirant Corporation, which agreement was terminated in September 2003 in connection with Mirant’s Chapter 11 bankruptcy filing.
          The credit ratings of the senior unsecured debt of The Williams Companies, Inc. (Moody’s Investors Service — B1; Standard & Poor’s Ratings Services — B+) and Calpine Corp. (Moody’s — Caa1; Standard & Poor’s — CCC+), the respective parent companies of the counterparties under these tolling agreements, have been downgraded and/or put on negative watch by one or more credit rating agencies at least once in recent years and remain below “investment grade.” These downgrades indicate that our counterparties’ ability to perform their payment obligations under the tolling agreements may be impaired.
          Since May 2004, Calpine Energy Services has made various allegations regarding its tolling agreements with Acadia Power Partners. In connection with these allegations, Calpine Energy Services has notified Acadia Power Partners that it may withhold up to one-half of the monthly payments due Acadia Power Partners under the tolling agreements and may take other action, including, without limitation, (i) unwinding Calpine’s interest in Acadia Power Partners, (ii) terminating the tolling agreements, (iii) asserting claims against Cleco Power for allegedly flawed interconnection studies and/or (iv) seeking reimbursement for the alleged overpayment of capacity fees from August 2003. Calpine Energy Services has indicated that the dispute is primarily based upon transmission constraints that, according to its allegations, limit its ability to deliver Acadia Power Partners’ capacity and energy to the wholesale market. Under the tolling agreements, binding arbitration is a means of resolving the alleged dispute. On March 8, 2005, Calpine Energy Services requested a refund of approximately $2.3 million from Acadia Power Partners. Calpine Energy Services claims that natural gas metering errors caused errors in calculating the heat rate performance of Acadia Power Partners’ facility from January 2003 through July 2004. Our share of any refund that Acadia Power Partners may be required to make, and the timing of any accrual that Acadia Power Partners may be required to make in connection with this matter, cannot be estimated at this time. On April 12, 2005 and May 3, 2005, Calpine Energy Services informed Acadia Power Holdings that they intend to initiate binding arbitration proceedings pursuant to the tolling agreements due to the alleged failure to resolve transmission constraint issues. In addition, on June 1, 2005, Calpine Energy Services sent a written notice to Acadia Power Partners requesting that the scheduled June 2005 annual capacity test of the Acadia Power Partners electric generation facility be conducted as a simultaneous test of both power blocks and stating that it would deem a failure to comply with the request to be a material default under the tolling agreements. Acadia Power Partners’ position is that it is not required to conduct a simultaneous test, but it has informed Calpine Energy Services that it would conduct such a test under protest, while reserving all of its rights to contest the validity of any test not performed in accordance with the tolling agreements. As of June 8, 2005, Calpine Energy Services has not invoked arbitration, and settlement discussions between the parties are ongoing. Through May 2005, Calpine Energy Services has continued to remit full payment (other than the periodic withholding of disputed billing amounts) of the monthly tolling fees to Acadia Power Partners. For the twelve months ended March 31, 2005, Cleco’s share of Acadia Power Partners’ net income was $27.2 million and cash distributions by Acadia Power Partners to Cleco were $35.8 million.
          If Calpine Energy Services or Williams Power Company were to fail to perform their obligations under their respective tolling agreements, it could have a material adverse impact on our results of operations, financial condition and cash flow. In addition, we may not be able to enter into agreements in replacement of our existing tolling agreements on terms as favorable as our existing agreements or at all. If any of the foregoing were to occur, our credit ratings could be downgraded. Our senior unsecured debt is currently rated Baa3 by Moody’s and BBB- by Standard & Poor’s, with a negative outlook in each case. The occurrence of any of the foregoing would likely be considered by the board of directors in determining the payment of future dividends on shares of our common stock.
          Periodic Louisiana Public Service Commission audits could result in Cleco Power making substantial refunds of previously recorded revenue.
          Although the July 2004 settlement of the Louisiana Public Service Commission’s audit of Cleco Power’s recovery of fuel and purchased power expenses resolved the payment of these expenses for 2001 and 2002, the Louisiana Public Service Commission is required by order to conduct such audits every other year. Any such audit could include periods prior or subsequent to the 2001-2002 period, and Cleco Power could be required to make a substantial refund of previously recorded revenue as a result of such an audit.
          A significant portion of Cleco Power’s power supply comes from sources other than the facilities Cleco Power currently owns, and future long-term sources of such additional power are uncertain.
          Cleco Power does not supply all of its customers’ power requirements from the generation facilities it owns and must purchase additional power from the wholesale power market. During 2004, Cleco Power met 53.7% of its capacity and energy needs with purchased power. Three long-term power purchase agreements with Williams Power Company and Dynegy Power Marketing, Inc., a subsidiary of Dynegy Inc., provided approximately 35% of Cleco Power’s capacity needs in 2004. All but 100 MW of Williams Power Company’s and Dynegy Power Marketing’s obligations to supply power to Cleco Power under these agreements expired on December 31, 2004.
          In 2003, Cleco Power initiated a solicitation to identify existing or new generation resources for 2005 and subsequent years, but no satisfactory proposals were received. In May 2004, Cleco Power signed a one-year contract to purchase 500 MW of capacity and energy from Calpine Energy Services starting in January 2005. The contract was approved by the Louisiana Public Service Commission in November 2004. In August 2004, Cleco Power issued a solicitation for proposals for up to 1,000 MW of capacity and energy to replace existing contracts and to accommodate load growth, as well as up to 800 MW to replace older, gas-fired units. A one-year alternate solicitation for up to 645 MW to meet 2006 requirements was issued in January 2005. Cleco Power has been evaluating a range of generation supply options for 2006 and beyond, including sources of long-term purchased power, acquiring additional generation facilities, self-build proposals and reconfiguring certain of its existing generation facilities. Cleco Power may not be able to obtain purchased power or generation facilities on terms comparable to those in its current power purchase agreements or at all. In addition, the Louisiana Public Service Commission may not approve any such supply option or if approved, may not allow Cleco Power to recover part or all of any additional amounts it may pay under new power purchase agreements, in obtaining new generation facilities, in reconfiguring certain of its existing generation facilities or otherwise as a result of the expiration of its existing power purchase agreements, which amounts could be substantial.

          Adverse findings or determinations in regulatory and investigatory proceedings to which we are subject could require the refunding of revenue and could result in the imposition of additional penalties and restrictions on us. Additional lawsuits could be filed relating to activities and transactions reviewed in such proceedings.
          In 2002, we identified certain energy trading activities and other transactions between Cleco Power and some of our Cleco Midstream subsidiaries. These activities consisted primarily of indirect sales of test power by Cleco Evangeline LLC to Cleco Power, other indirect acquisitions of purchased power by Cleco Power from Cleco Marketing & Trading LLC, Cleco Power’s indirect sales of power to Cleco Marketing & Trading LLC, and other transactions between Cleco Power and Cleco Marketing & Trading LLC. We determined that certain of these activities and transactions may have violated the Public Utility Holding Company Act of 1935 as well as various statutes and regulations administered by the Louisiana Public Service Commission and the Federal Energy Regulatory Commission. In July 2003, we entered into the Stipulation and Consent Agreement with the staff of the Federal Energy Regulatory Commission with respect to these activities and transactions. Under the Stipulation and Consent Agreement, we agreed to a revocation of Cleco Marketing & Trading LLC’s market-based rate authority (with the right to reapply for market-based rate authority after one year), to make refunds of $2.1 million to Cleco Power for profits obtained through various affiliate energy marketing and trading transactions between 1999 and 2002, to make payment of a $0.8 million civil penalty to the Federal Energy Regulatory Commission, and to a three-year compliance program, as well as to abide by other restrictions and mandatory plans.
          The Louisiana Public Service Commission initiated formal proceedings, which became part of Cleco Power’s fuel audit, to investigate these activities and transactions. A lawsuit was filed in the 27th Judicial District Court, Parish of St. Landry by several Cleco Power customers relating to these activities and transactions. In November 2004, the St. Landry Parish lawsuit was dismissed with prejudice and all claims related to the lawsuit were released. There can be no assurance that additional lawsuits will not be filed by Cleco Power customers relating to the activities and transactions investigated in the Federal Energy Regulatory Commission investigation and the fuel audit.
          Cleco is subject to substantial government regulation; compliance with current and future regulatory requirements may result in substantial costs; the expiration of Cleco Power’s rate stabilization plan, as extended through September 2005, could result in a reduction in Cleco Power’s regulated rate of return, which is the primary basis for its earnings and cash flows.
          We are subject to substantial regulation from federal and state regulatory agencies. We are required to comply with numerous laws and regulations and to obtain numerous authorizations, permits, approvals and certificates from governmental agencies. These agencies regulate various aspects of our business, including customer rates, service regulations, system reliability, retail service territories, generation plant operations and accounting policies and practices. We cannot predict the impact on our operating results from future regulatory activities of these agencies. Compliance with current and future regulatory requirements and procurement of necessary approvals, permits and certificates may result in substantial costs to us.
          Cleco Power’s retail power rates for residential, commercial and industrial customers and other retail sales are regulated by the Louisiana Public Service Commission. Under a rate stabilization plan approved by the Louisiana Public Service Commission, Cleco Power is allowed to realize a regulatory return on equity of up to 12.625%, with returns above that level being refunded to customers in the form of billing credits. In March 2004, the Louisiana Public Service Commission granted a one-year extension of the expiration of the plan, without modification, from September 2004 to September 2005. Cleco Power currently has ongoing both short- and long-term generation supply requests for proposals that will have a direct impact on Cleco Power’s decision to seek an extension of the rate stabilization plan. Based on the timeline for the request for proposals, management anticipates making such a decision by June 2005 or earlier. Possible rate stabilization plan options include seeking a short-term extension, combining an extension request with a generation certificate of public convenience and necessity application, seeking a new rate case, or allowing the current plan to expire and continue under current rates until the Louisiana Public Service Commission orders a review of Cleco Power’s rates. Upon expiration of the current rate stabilization plan, the Louisiana Public Service Commission could reduce Cleco Power’s regulated rate of return in establishing a new plan or modifying the existing plan, which would reduce our base revenue and profitability.
          In January 2005, the Louisiana Public Service Commission opened a docket to explore and study the rate structures of all classes of electric customers after receiving complaints that Louisiana’s utility rates are too high to attract new business to the state. A class-by-class review of rates paid by residential, commercial, and industrial customers may be conducted in an effort to determine if one class of customers is subsidizing rates for another. The timing of this review by the Louisiana Public Service Commission has not been determined and its exploratory nature makes the potential impact from such a review unknown at this time.
          On May 25, 2005, the Federal Energy Regulatory Commission issued an order stating that it will institute a proceeding under section 206 of the Federal Power Act to determine whether Cleco Power, Cleco Evangeline LLC, Perryville Energy Partners and Acadia Power Partners may continue to charge market-based rates for wholesale power in specified geographic areas. The Federal Energy Regulatory Commission authorizes wholesale power sales at market-based rates if, among other things, the seller and its affiliates do not have, or have adequately mitigated, market power in generation. The agency states in its order that the section 206 proceeding will be instituted because a market power analysis filed by us indicates that certain “screens” implemented by the agency were not satisfied in specified geographic markets, creating a rebuttable presumption that Cleco Power, Cleco Evangeline LLC, Perryville Energy Partners and Acadia Power Partners may possess market power. The order, among other things, directs that within 60 days we must (i) file a delivered price test analysis, which is a detailed economic evaluation of market power, (ii) file a mitigation proposal to eliminate our ability to exercise market power or (iii) inform the agency that we will adopt cost-based rates for power sales within Cleco Power’s control area. As a result of the section 206 proceeding, we could be subject to refunds on wholesale sales as of 60 days following the publishing of the agency’s order in the Federal Register, which could be material. Moreover, the implementation of cost-based rates or operational changes in connection with any mitigation proposal could cause a material reduction in our revenues from wholesale power sales, although we believe that the application of cost-based rates may only be ordered on a prospective basis.
          The nonperformance by counterparties under agreements by which Cleco Power obtains a significant portion of its purchased power could result in an increase in the price at which we provide that power, and the Louisiana Public Service Commission may not allow Cleco Power to recover part or all of any additional amounts it may pay to obtain replacement power.
          If either Calpine Energy Services or Williams Power Company fails to provide power to Cleco Power in accordance with their power purchase agreements, Cleco Power would likely have to obtain replacement power at then-prevailing market prices to meet its customers’ demands. The power market can be volatile, and the prices at which Cleco Power would obtain replacement power could be higher than the prices it currently pays under the power purchase agreements. The Louisiana Public Service Commission may not allow Cleco Power to recover, through an increase in rates or through its fuel adjustment clause, part or all of any additional amounts it may pay in order to obtain replacement power.
          Our costs of compliance with environmental laws, regulations and permits are significant and the cost of compliance with new environmental laws, regulations and permits could be significant and reduce our profitability.
          Our businesses are subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain and to comply with numerous governmental permits, in operating our facilities. In addition, existing environmental laws, regulations and permits could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. We may incur significant additional costs to comply with these revisions, reinterpretations and requirements. If we fail to comply with these revisions, reinterpretations and requirements, we could be subject to civil or criminal liabilities and fines.
          In October 2003, the Texas Commission on Environmental Quality notified Cleco Power that it had been identified as a potentially responsible party for the San Angelo Electric Service Company facility in San

Angelo, Texas. The facility operated as a transformer repair and scrapping facility from the 1930s until 2003, and both soil and groundwater contamination exist at the site and in surrounding areas. Based on initial available information, Cleco Power accrued a minimal amount for its potential liability for the site in November 2003. In September 2004, Cleco Power received documentation indicating that Cleco Power may have sent a greater number of transformers to San Angelo Electric Service Company for repair, refurbishing and/or recycling than previously believed. The investigation of San Angelo Electric Service Company’s historical records is still ongoing. The results of the continued investigation could show that Cleco Power’s dealings with San Angelo Electric Service Company were more extensive than current documentation indicates. Additional work is being conducted by a group of potentially responsible parties, including Cleco Power, at the direction of the Texas Commission on Environmental Quality, to maintain the site and to identify additional potentially responsible parties. It is likely that Cleco Power together with other potentially responsible parties will be required to contribute to the past and future cost of the investigation and remediation of the site. The ultimate cost of remediation of the site, Cleco Power’s share of such cost and the timing of any accrual that Cleco Power may be required to make in connection with this matter cannot be estimated at this time. It is possible, however, that Cleco’s share of such cost could be significant and could have a material adverse impact on its results of operations, financial condition and cash flow.
          In February 2005, Cleco Power received notices that the Environmental Protection Agency is requesting certain information relating to the Rodemacher and Dolet Hills power plants as authorized by Section 114 of the Clean Air Act. The apparent purpose of the investigation is to determine whether Cleco Power has complied with applicable new source review regulations of the Environmental Protection Agency and in connection with capital expenditures, modifications, or operational changes Cleco Power has made at these facilities. These regulations, require electric utilities to undergo pre-construction review for environmental controls if new generating units are built and also apply if existing units are modified by making “non-routine” physical or operational changes that result in a significant increase in emissions of a regulated pollutant. In addition, they regulate air emissions by many types of industrial facilities. Cleco Power has completed its response to the initial data request. It is unknown at this time when the Environmental Protection Agency will take further action, if any, as a result of the information to be provided by Cleco Power and if any such action would have a material adverse impact on Cleco’s financial condition, results of operations, or cash flows.
          We may incur additional costs or delays in power plant construction and may not be able to recover their investment.
          Cleco Power currently has an ongoing long-term generation supply request for proposals that includes, among other proposals, various self-build proposals. It is possible that one or more of the self-build options is chosen in the request for proposals process. If selected in the request for proposals process, the completion of any of these options without delays or cost overruns is subject to substantial risks, including:

•	shortages and inconsistent quality of equipment, materials and labor;

•	permits, approvals and other regulatory matters;

•	adverse weather conditions;

•	unforeseen engineering problems;

•	environmental and geological conditions;

•	financial condition of contractors;

•	delays or increased costs to interconnect the facilities to transmission grids; and

•	unanticipated cost increases.

If any of the self-build options are selected and not completed on schedule, Cleco Power may need to obtain replacement power at then-prevailing market prices to meet its customers’ demands. The Louisiana Public Service Commission may not allow Cleco Power to recover, through an increase in rates or through its fuel adjustment clause, part or all of any amounts it may pay in order to obtain this replacement power.
          If Cleco Power is unable to complete the development or construction of one of the self-build options if selected in the request for proposals process, or if it decides to delay or cancel construction of one of the self-build options, it may not be able to recover its investment in that facility. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect the results of operations and financial position of Cleco Power and us. Furthermore, if construction projects are not completed according to specification, Cleco Power may incur liabilities and suffer reduced plant efficiency, higher operating costs and reduced earnings.
          Our generation facilities are subject to unplanned outages and significant maintenance requirements.
          The operation of power generation facilities involves many risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output or efficiency. If our facilities, or the facilities of other parties upon which we depend, operate below expectations, we may lose revenues, have increased expenses or fail to receive the amount of power for which we have contracted.
          Some of our facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to operate at peak efficiency or availability. If we underestimate required maintenance expenditures, or are unable to make required capital expenditures due to liquidity constraints, we risk incurring more frequent unplanned outages, higher than anticipated maintenance expenditures, increased operation at higher cost of some of our less efficient generation facilities and the need to purchase power from third parties to meet our supply obligations.
          We are a holding company, and our ability to meet our debt obligations and pay dividends on our common stock is dependent on the earnings of our subsidiaries and the distribution of such earnings to us in the form of dividends or distributions.
          We are a holding company and we conduct our operations primarily through our subsidiaries. Substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to meet our debt obligations and pay dividends on our common stock is largely dependent upon the earnings of these subsidiaries and the distribution or other payment of such earnings to us. The subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt or to make any funds available for such payment. In addition, our subsidiaries’ ability to make dividend payments or other distributions to us may be restricted by their obligations to holders of their outstanding securities and to creditors, the availability of earnings and the needs of their businesses. Moreover, Cleco Power, our largest subsidiary, is subject to regulation by the Louisiana Public Service Commission, which may impose limits on the amount of dividends that Cleco Power may pay us.
          A downgrade in our credit rating could result in an increase in our borrowing costs and a decrease in our pool of potential investors and funding sources.
          While the senior unsecured debt ratings of Cleco Corporation and Cleco Power are “investment grade,” such ratings have been downgraded or put on negative watch by Standard & Poor’s and Moody’s as recently as March 2003. We cannot assure you that our debt ratings will remain in effect for any given period of time or that one or more of our debt ratings will not be lowered or withdrawn entirely by a rating agency. We note that our credit ratings are not recommendations to buy, sell or hold securities. Each rating should be evaluated independently of any other rating. If Moody’s or Standard & Poor’s were to downgrade Cleco Corporation’s long-term rating or Cleco Power’s long-term rating, particularly below investment grade, the value of any of our debt securities would likely be adversely affected and our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay higher interest rates in future debt financings, and our pool of potential investors and funding sources could decrease.

          You assume the risk that the market value of our common stock may decline.
          The stock market has experienced significant price and trading volume fluctuations, and the market prices of companies in our industry have been particularly volatile. It is impossible to predict whether the price of our common stock will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after any offering of common stock offered by this prospectus, or the perception that such sales could occur, could affect the price of our common stock.
          Provisions of Louisiana law and of our amended and restated articles of incorporation and bylaws could restrict the acquisition of us, the acquisition of control or the removal of our incumbent officers and directors and could affect the market price of our common stock.
          Some provisions of Louisiana law and our amended and restated articles of incorporation and bylaws could make an acquisition of us by means of a tender offer, an acquisition of control of us by means of a proxy contest or otherwise or removal of our incumbent officers and directors more difficult. In addition, we have a classified board of directors, our articles of incorporation require a supermajority vote for the sale, lease or disposition of all or any or our assets and Louisiana law and our bylaws require board and supermajority shareholder approval of mergers, consolidations or share exchanges with an interested shareholder. These provisions could delay or prevent an acquisition of us that an investor might consider to be in his or her best interest, including attempts that might result in a premium over the market price for our common stock. Please read “Description of Capital Stock — Anti-Takeover Provisions” beginning on page 30 for a more detailed discussion of these provisions.

Cautionary Statement Regarding Forward-Looking Information
          This prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus are forward-looking statements. Generally, you can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.
          We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
          The following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

•	factors affecting utility operations, such as unusual weather conditions or other natural phenomena; catastrophic weather-related damage; unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fuel costs, cost of and reliance on natural gas as a component of our generation fuel mix and its impact on competition and franchises, fuel supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments; environmental incidents; or power transmission system constraints,

•	completing the pending sale of the Perryville power station,

•	outcome of the bankruptcy proceedings of Perryville Energy Partners and Perryville Energy Holdings,

•	resolution of damage claims asserted against Mirant Corporation, Mirant Americas Energy Marketing, Mirant Americas, Inc. and certain other Mirant subsidiaries in their bankruptcy proceedings as a result of the rejection of the Mirant Americas Energy Marketing tolling agreement,

•	nonperformance by and creditworthiness of counterparties under tolling, power purchase and energy service agreements, or the restructuring of those agreements, including possible termination,

•	action by Calpine Corporation or its affiliates, including, without limitation, reduction of tolling agreement payments by Calpine Energy Services to Acadia Power Partners, unwinding of Calpine’s interest in Acadia Power Partners, termination of the Calpine Energy Services tolling agreements or litigation against Cleco Corporation, resulting from Calpine Energy Services’ dispute under the tolling agreements including arbitration proceedings,

•	increased competition in power markets, including effects of industry restructuring or deregulation, transmission system operation or administration, transmission reliability standards, retail wheeling, wholesale competition, retail competition or cogeneration,

•	regulatory factors such as changes in rate-setting policies, recovery of investments made under traditional regulation, the frequency and timing of rate increases or decreases, the results of periodic fuel audits, the results of requests for proposals and our integrated resource planning processes, the formation of regional transmission organizations and the implementation of Standard Market Design (which is intended to enhance wholesale energy competition),

•	our ability to develop and execute on a point of view regarding prices of electricity, natural gas and energy-related commodities,

•	financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Federal Energy Regulatory Commission, the Louisiana Public Service Commission or similar entities with regulatory or accounting oversight,

•	economic conditions, including inflation rates and monetary fluctuations, and related growth in Cleco’s service area,

•	credit ratings of Cleco Corporation, Cleco Power LLC and Cleco Evangeline LLC,

•	changing market conditions and a variety of other factors associated with physical energy, financial transactions and energy service activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rates and warranty risks,

•	acts of terrorism,

•	availability or cost of capital resulting from changes in our business or financial condition, interest rates, and securities ratings or market perceptions of the electric utility industry and energy-related industries,

•	employee work force factors, including work stoppages and changes in key executives,

•	legal, environmental and regulatory delays and other obstacles associated with mergers, acquisitions, capital projects, reorganizations or investments in joint ventures,

•	costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters,

•	changes in federal, state, or local legislative requirements, such as changes in tax laws or rates, regulating policies or environmental laws and regulations, and

•	other factors we discuss in this prospectus, the accompanying prospectus supplement and our other filings with the Securities and Exchange Commission.
          We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

Use of Proceeds
          Unless we inform you otherwise in the prospectus supplement, we anticipate using net proceeds from the sale of the securities offered by this prospectus for general corporate purposes. These purposes may include, but are not limited to:

•	working capital,

•	capital expenditures,

•	equity investments in existing and future projects,

•	acquisitions, and

•	the repayment or refinancing of our indebtedness or indebtedness of our subsidiaries.
Description of Our Debt Securities
          The debt securities offered by this prospectus will be either senior debt securities or subordinated debt securities. We will issue senior debt securities under a senior indenture dated as of May 1, 2000, as amended or supplemented from time to time, between us and J.P. Morgan Trust Company, National Association, as trustee. We will issue subordinated debt securities under an indenture we will enter into with the trustee named in the applicable prospectus supplement. We refer to the senior indenture and the subordinated indenture in this prospectus collectively as the “indentures.” We have filed the forms of the indentures with the Securities and Exchange Commission as exhibits to the registration statement covering the debt securities offered by this prospectus. We have summarized selected provisions of the indentures and the debt securities below. This summary is qualified in its entirety by reference to the indentures.
          We may issue debt securities from time to time in one or more series under the indentures. Our debt securities may be convertible into or exchangeable for shares of our common stock or preferred stock. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. You should carefully read the summary below, the applicable prospectus supplement and the provisions of the relevant indenture that may be important to you before investing in our debt securities.
          The provisions of each of the indentures are substantially identical in substance, except that the subordinated indenture provides for the subordination of the subordinated debt securities. We describe the subordination provisions of the subordinated indenture in the “Subordination Under the Subordinated Indenture” section of this prospectus. We have included cross-references in the summary below to refer you to the section numbers of the indentures we are describing. The section numbers are the same for both of the indentures, unless we state otherwise.
          We may issue debt securities in separate series from time to time under each of the indentures. The total principal amount of debt securities that may be issued under the indentures is unlimited. We may limit the maximum total principal amount for the debt securities of any series. However, any limit may be increased by resolution of our board of directors. (Section 301) We will establish the terms of each series of debt securities, which may not be inconsistent with the related indenture, in a supplemental indenture or a board resolution.
Ranking
          The senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. As of March 31, 2005, Cleco Corporation had an aggregate of $200.0 million of unsecured and unsubordinated indebtedness that would rank equal with the senior debt securities. The subordinated debt securities will rank junior and be subordinate to all of our senior indebtedness as we describe in the “Subordination Under the Subordinated Indenture” section of this prospectus. As of March 31, 2005, Cleco Corporation had an aggregate of $200.0 million of senior indebtedness to which the subordinated debt securities would rank junior and be subordinated. Both the senior debt securities and the subordinated debt securities will be effectively subordinated to creditors of our subsidiaries. As of March 31, 2005, Cleco Corporation and its subsidiaries had an aggregate of $1.02 billion of indebtedness (including $420.0 million of indebtedness of Perryville Energy Partners and Cleco Evangeline LLC, which subsidiaries have been deconsolidated from Cleco Corporation’s consolidated financial statements in accordance with generally accepted accounting principles), of which $820.2 million is owed by subsidiaries (including $420.0 million of indebtedness of Perryville Energy Partners and Cleco Evangeline LLC) and therefore effectively senior to both the senior debt securities and the subordinated debt securities. Neither indenture restricts the amount of additional indebtedness that we or our subsidiaries may incur.
          Since we are a holding company, our ability to pay debt service on our debt securities is dependent upon the cash flows of our subsidiaries and the ability of our subsidiaries to pay dividends and make debt service payments to us. Certain of our subsidiaries have contractual restrictions on the amount of dividends that they may pay us. In addition, Cleco Power, our largest subsidiary, is subject to regulation by the Louisiana Public Service Commission, which may impose limits on the amount of dividends that Cleco Power may pay us.
The Terms of the Debt Securities
          We will describe the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

•	the title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	the specific indenture under which the debt securities will be issued;

•	any limit on the total principal amount of the debt securities;

•	the date or dates on which the principal of the debt securities will be payable or the method used to determine or extend those dates;

•	the interest rate or rates of the debt securities, if any, or the method used to determine the rate or rates;

•	the date or dates from which interest will accrue on the debt securities, or the method used for determining those dates;

•	the interest payment dates and the regular record dates for interest payments, if any, or the method used to determine those dates;

•	the basis for calculating interest if other than a 360-day year of twelve 30-day months;

•	the place or places where:

•	payments of principal, premium, if any, and interest on the debt securities will be payable;

•	the debt securities may be presented for registration of transfer or exchange; and

•	notices and demands to or upon us relating to the debt securities may be made;

•	any provisions for redemption of the debt securities;

•	any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity;

•	the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000;

•	any provisions that would determine the amount of principal, premium, if any, or interest on the debt securities by reference to an index or pursuant to a formula;

•	the currency, currencies or currency units in which the principal, premium, if any, and interest on the debt securities will be payable, if other than $US, and the manner for determining the equivalent principal amount in $US;

•	any provisions for the payment of principal, premium, if any, and interest on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable;

•	the percentage of the principal amount at which the debt securities will be issued and, if other than 100%, the portion of the principal amount of the debt securities which will be payable if the maturity of the debt securities is accelerated, or the method for determining such portion;

•	if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount which will be deemed to be the principal amount as of any such date for any purpose, including the principal amount which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date, or, in any such case, the manner in which the deemed principal amount is to be determined;

•	any variation of the defeasance and covenant defeasance sections of the relevant indenture and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution;

•	whether any of the debt securities will initially be issued in the form of a temporary global security and the provisions for exchanging a temporary global security for definitive debt securities;

•	whether any of the debt securities will be issued in the form of one or more global securities and, if so:

•	the depositories for the global securities;

•	the form of any additional legends to be borne by the global securities;

•	the circumstances under which the global securities may be exchanged, in whole or in part, for debt securities registered in the name of persons other than the depositary for the global securities or its nominee; and

•	whether and under what circumstances a transfer of the global securities may be registered in the names of persons other than the depositary for the global securities or its nominee;

•	whether the interest rate of the debt securities may be reset;

•	whether the stated maturity of the debt securities may be extended;

•	any addition to or change in the events of default for the debt securities and any change in the right of the trustee or the holders of the debt securities to declare the principal amount of the debt securities due and payable;

•	any addition to or change in the covenants in the relevant indenture;

•	any additions or changes to the relevant indenture necessary to issue the debt securities in bearer form, registerable or not registerable as to principal, and with or without interest coupons;

•	the appointment of any paying agents for the debt securities, if other than the trustee;

•	the terms of any right to convert or exchange the debt securities into shares of our common stock or preferred stock;

•	the terms and conditions, if any, securing the debt securities;

•	whether we will sell the debt securities, including original issue discount debt securities, at a substantial discount below their stated principal amount;

•	any restriction or condition on the transferability of the debt securities; and

•	any other terms of the debt securities consistent with the relevant indenture. (Section 301)
          We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than $US.
Form, Exchange and Transfer of the Debt Securities
          We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in denominations of integral multiples of $1,000. (Section 302)
          Holders will generally be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)
          Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305) At any time we may:

•	designate additional transfer agents;

•	rescind the designation of any transfer agent; or

•	approve a change in the office of any transfer agent.
However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

          In the event we elect to redeem a series of debt securities, neither we nor the applicable trustee will be required to register the transfer or exchange of any debt security of that series:

•	during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

•	if we have selected the series for redemption, in whole or in part, except for the unredeemed portion of the series. (Section 305)
Global Securities
          Unless we inform you otherwise in the prospectus supplement, some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities. The global securities will have a total principal amount equal to the debt securities they represent. Unless we inform you otherwise in the prospectus supplement, each global security representing debt securities will be deposited with, or on behalf of, The Depository Trust Company, referred to as “DTC,” or any other successor depository we may appoint. We refer to DTC or the other depository in this prospectus as the “depositary.” Each global security will be registered in the name of the depositary or its nominee. Each global security will bear a legend referring to the restrictions on exchange and registration of transfer of global securities that we describe below and any other matters required by the relevant indenture. Unless we inform you otherwise in the prospectus supplement, we will not issue debt securities in definitive form.
          Global securities may not be exchanged, in whole or in part, for debt securities registered, and no transfer of a global security, in whole or in part, may be registered in the name of any person other than the depositary for the global security or any nominee of the depositary unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary as required by the indentures;

•	an event of default with respect to the global security has occurred and is continuing;

•	we determine in our sole discretion that the global security will be so exchangeable or transferable; or

•	any other circumstances in addition to or in lieu of those described above that we may describe in the prospectus supplement.
All debt securities issued in exchange for a global security or any portion of a global security will be registered in the names directed by the depositary. (Sections 204 and 305)
Regarding DTC
          DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include:

•	securities brokers and dealers;

•	banks;

•	trust companies;

•	clearing corporations and some other organizations.
DTC is owned by a number of direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, referred to as indirect participants. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.
          Upon our issuance of debt securities represented by a global security, purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security, referred to as a beneficial owner, is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. However, beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.
          So long as the depositary for the global security, or its nominee, is the registered owner of the global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indentures. Except as described above, beneficial owners will not:

•	be entitled to have debt securities represented by the global security registered in their names;

•	receive or be entitled to receive physical delivery of debt securities in definitive form; and

•	be considered the owners or holders thereof under the indentures.
          To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities. DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Neither DTC nor Cede & Co. will consent or vote with respect to debt securities. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the record date, identified in a listing attached to the omnibus proxy.
          We will make payments of principal, premium, if any, and interest on the debt securities represented by the global security registered in the name of the depositary or its nominee through the trustee under the relevant indenture or a paying agent, which may also be the trustee under the relevant indenture, to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither we, the trustees, nor the paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
          We have been advised that DTC will credit direct participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as in the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the paying agent, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is either our responsibility or the responsibility of the paying agent. Disbursement of these payments to direct participants is the responsibility of DTC. Disbursement of these payments to the beneficial owners is the responsibility of direct and indirect participants.
          We cannot assure you that DTC will distribute payments on the debt securities made to DTC or its nominee as the registered owner or any redemption or other notices to the participants, or that the participants or others will distribute the payments or notices to the beneficial owners, or that they will do so on a timely basis, or that DTC will serve and act in the manner described in this prospectus. Beneficial owners should make appropriate arrangements with their broker or dealer regarding distribution of information regarding the debt securities that may be transmitted by or through DTC.
          According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.
          We have obtained the information in this section concerning DTC and the DTC’s book-entry system from sources that we believe are reliable.
Payment and Paying Agents
          Unless we inform you otherwise in the prospectus supplement, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)
          Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security, we may pay interest by:

•	check mailed to the address of the person entitled to the payment as it appears in the security register, or

•	by wire transfer in immediately available funds to the place and account designated in writing by the person entitled to the payment as specified in the security register.
We will designate the applicable trustee as the sole paying agent for the debt securities issued under the relevant indenture unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)
          Any money deposited with the applicable trustee or any paying agent for the payment of principal, premium, if any, and interest on the debt securities that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The trustees and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)
Covenants
          We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.
Consolidation, Merger and Sale of Assets
          Unless we inform you otherwise in the prospectus supplement, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety, to any person, referred to as a “successor person,” unless:

•	the successor person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States or a State in the United States;

•	the successor person assumes our obligations with respect to the debt securities and the relevant indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing; and

•	we have delivered to the trustee the certificates and opinions required under the relevant indenture. (Section 801)
Absence of Event Risk Protections
          Unless we inform you otherwise in the prospectus supplement, the indenture for a series of debt securities will not contain provisions permitting the holders of our debt securities to require prepayment in the event of a change in control of us, or in the event we enter into one or more highly leveraged transactions, regardless of whether a rating decline results therefrom, or in the event we dispose of one or more of our business units, nor are any such events deemed to be Events of Default under the terms of the indentures.
Events of Default
          Unless the context clearly indicates otherwise, we use the terms “indenture” and “trustee” in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.

          Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the indenture for a series of debt securities:

1.	our failure to pay principal or premium, if any, on that series when due;

2.	our failure to pay any interest on that series for 30 days;

3.	our failure to deposit any sinking fund payment, when due, relating to that series;

4.	our failure to perform, or our breach in any material respect of, any other covenant or warranty in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities, for 90 days after either the trustee or holders of at least 33% in principal amount of the outstanding debt securities of that series have given us written notice of the breach in the manner required by the indenture;

5.	specified events involving bankruptcy, insolvency or reorganization; and

6.	any other event of default we may provide for that series;
provided, however, that no event described in number four and number six above will be an event of default until an officer of the trustee, assigned to and working in the trustee’s corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office, and the notice refers to the debt securities generally, us or the indenture. (Section 501)
          If the principal, premium, if any, or interest on any series of debt securities is payable in a currency other than $US and the currency is not available to us for making payments due to the imposition of exchange controls or other circumstances beyond our control, we may satisfy our obligations to holders of the debt securities by making payment in $US in an amount equal to the $US equivalent of the amount payable in the other currency. This amount will be determined by the trustee by reference to the noon buying rate in The City of New York for cable transfers for the other currency, referred to as the “exchange rate,” as reported or otherwise made available by the Federal Reserve Bank of New York on the date of the payment, or, if the exchange rate is not then available, on the basis of the most recently available exchange rate. Any payment made in $US under these circumstances will not be an event of default under the indenture. (Section 501)
          If an event of default for a series of debt securities occurs and is continuing, either the trustee or the holders of at least 33% in principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series due and immediately payable. In order to declare the principal amount of the series of debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the series of debt securities.
          This right does not apply if:

•	an event of default described in number five above occurs, or

•	an event of default described in number four or number six above that applies to all outstanding debt securities occurs.
If any of these events of default occur and is continuing, either the trustee or holders of at least 33% in principal amount of all of the debt securities then outstanding, treated as one class, may declare the principal amount of all of the debt securities then outstanding to be due and payable immediately. In order to declare the principal amount of the debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the debt securities.

          After any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul the declaration of acceleration if all events of default, other than the non-payment of principal have been cured or waived as provided in the indenture. (Section 502) For information as to waiver of defaults, please refer to the “Modification and Waiver” section below.
          If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. (Section 603) The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the debt securities of that series, provided that:

•	the direction is not in conflict with any law or the indenture;

•	the trustee may take any other action it deems proper which is not inconsistent with the direction; and

•	the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)
          A holder of a debt security of any series may only pursue a remedy under the indenture if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	holders of at least 33% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue that remedy;

•	the holder offers reasonable indemnity to the trustee;

•	the trustee fails to pursue that remedy within 60 days after receipt of the request; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request. (Section 507)
However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)
          We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and, specifying all of our known defaults, if any. (Section 1004)
Modification and Waiver
          Unless the context clearly indicates otherwise, we use the terms “indenture” and “trustee” in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.
          We may enter into one or more supplemental indentures with the trustee without the consent of the holders of the debt securities of a particular series in order to:

•	evidence the succession of a successor person to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor person;

•	add to our covenants for the benefit of the holders or to surrender any of our rights or powers;

•	add events of default for the benefit of the holders of all or any series of debt securities;

•	add or change any provisions of the indenture to the extent necessary to issue debt securities in bearer form;

•	add to, change or eliminate any provision of the indenture applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holders of debt securities of any series, the addition, change or elimination will become effective with respect to that series only when no security of that series remains outstanding;

•	convey, transfer, assign, mortgage or pledge any property to or with the trustee or to surrender any right or power conferred upon us by the indenture;

•	establish the form or terms of any series of debt securities;

•	provide for uncertificated securities in addition to certificated securities;

•	evidence and provide for successor trustees or to add or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of debt securities;

•	correct any ambiguity, defect or inconsistency under the indenture, provided that such action does not adversely affect the interests of the holders of debt securities of any series;

•	supplement any provisions of the indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities;

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded; or

•	add, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act, provided that the action does not adversely affect the rights or interests of any holder of debt securities. (Section 901)
          We may enter into one or more supplemental indentures with the trustee in order to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of debt securities if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, except to the extent permitted by the indenture;

•	reduces the principal amount of, or any premium or interest on, any debt security;

•	reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof;

•	changes the place or currency of payment of principal, premium, if any, or interest;

•	impairs the right to institute suit for the enforcement of any payment on any debt security;

•	reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

•	reduces the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	makes certain modifications to such provisions with respect to modification and waiver;

•	makes any change that adversely affects the right to convert or exchange any debt security or decrease the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security; or

•	changes the terms and conditions pursuant to which any series of debt securities that are secured in a manner adverse to the holders of the debt securities. (Section 902)
          Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or compliance with restrictive provisions of the indenture. However, the consent of holders of each outstanding debt security of a series is required to:

•	waive any default in the payment of principal, premium, if any, or interest, or

•	waive any covenants and provisions of the indenture that may not be amended without the consent of the holder of each outstanding security of the series affected. (Sections 513 and 1006)
          In order to determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the indenture as of a specified date:

•	the principal amount of an original issue discount security that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of the maturity to such date;

•	if, as of such date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of such debt security deemed to be outstanding as of such date will be an amount determined in the manner prescribed for such debt security;

•	the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the $US equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of such debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above; and

•	debt securities owned by us or any other obligor upon the debt securities or any of their affiliates will be disregarded and deemed not to be outstanding.
Some debt securities, including those for whose payment or redemption money has been deposited or set aside in trust for the holders and those that have been fully defeased upon the deposit of money in trust for the holders sufficient to pay the principal, premium, if any, and interest on the debt securities on their respective stated maturities, will not be deemed to be outstanding. (Section 101)
          We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders of outstanding debt securities. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the trustee may specify, if it set the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)
Subordination Under the Subordinated Indenture
          We have defined some of the terms we use in this subsection at the end of this subsection.
          The subordinated debt securities issued under the subordinated indenture will be unsecured and junior in right of payment to all of our senior indebtedness. This means we will not be permitted to make a payment on the subordinated debt securities if:

•	any of our senior indebtedness is not paid when due, any applicable grace period with respect to any payment default has ended and the payment default has not been cured or waived or ceased to exist; or

•	the maturity of any of our senior indebtedness has been accelerated because of a default and that acceleration has not been rescinded.
          If our assets are distributed to our creditors upon our dissolution, winding-up or liquidation, whether voluntarily or involuntarily or in bankruptcy, insolvency, receivership, reorganization or other similar proceedings, all principal, premium, if any, interest and any other amounts due or to become due on all of our senior indebtedness must be paid in full before the holders of the subordinated debt securities are entitled to receive or retain any payment.
          “Debt” in the subordinated indenture means, with respect to any person at any date of determination, without duplication:

•	all indebtedness for borrowed money;

•	all obligations evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	all obligations under letters of credit or bankers’ acceptances or other similar instruments, or related reimbursement obligations, issued on the account of such person;

•	all obligations to pay the deferred purchase price of property or services, except some trade payables;

•	all obligations as lessee under capitalized leases;

•	all debt of others secured by a lien on any asset of such person, whether or not the debt is assumed by the person, provided that, for purposes of determining the amount of any debt of the type described in this clause, if recourse with respect to the debt is limited to the asset, the amount of the debt is limited to the lesser of the fair market value of the asset or the amount of the debt;

•	all debt of others guaranteed by such person to the extent such debt is guaranteed by such person; and

•	to the extent not otherwise included in this definition, all obligations for claims in respect of derivative products, including interest rate, foreign exchange rate and commodity prices, forward contracts, options, swaps, collars and similar arrangements.
          “Senior indebtedness” in the subordinated indenture means the principal, premium, if any, and interest on and all other amounts due in connection with all of our debt, whether created, incurred or assumed before, on or after the date of the subordinated indenture. However, senior indebtedness does not include:

•	debt to any of our subsidiaries;

•	any series of subordinated debt securities under the subordinated indenture;

•	accounts payable or any other indebtedness or monetary obligation to trade creditors arising in the ordinary course of business in connection with the acquisition of goods or services;

•	debt that, when incurred and without respect to any election under Section 1111(b) of Title 11, U.S. Code, was without recourse; and

•	other debt which by the terms of the instrument creating or evidencing it is specifically designated as being subordinated to or pari passu with the subordinated debt securities.
          The subordinated indenture does not limit our ability to incur additional indebtedness, including indebtedness that ranks senior in priority of payment to the subordinated debt securities.
Conversion
          Our debt securities may be convertible into or exchangeable for shares of our common stock or preferred stock. The terms on which any debt securities will be convertible into or exchangeable for shares of our common stock or preferred stock will be set forth in the prospectus supplement related to such debt securities.
Defeasance and Covenant Defeasance
          Unless the context clearly indicates otherwise, we use the terms “indenture” and “trustee” in this subsection to mean the relevant indenture and the applicable trustee with respect to any series of debt securities we may offer.
          Unless we inform you otherwise in the prospectus supplement, the provisions of the indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants, will apply to the debt securities of any series. (Section 1401)
          Defeasance and Discharge. We will be discharged from all of our obligations with respect to the debt securities, except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities in accordance with the terms of the indenture and the debt securities. Such defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1402 and 1404)

          Defeasance of Certain Covenants. In certain circumstances, we may omit to comply with specified restrictive covenants, including those described under “Consolidation, Merger and Sale of Assets” and any that we may describe in the prospectus supplement, and in those circumstances the occurrence of certain events of default, which are described in number four above, with respect to such restrictive covenants, under “Events of Default” and any that may be described in the prospectus supplement, will be deemed not to be or result in an event of default, in each case with respect to the debt securities. We, in order to exercise such option, will be required to deposit, in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal, premium, if any, and interest on the debt securities on the respective stated maturities in accordance with the terms of the indenture and the debt securities. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event we exercise this option with respect to any debt securities and the debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities, but might not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from the event of default. In such case, we would remain liable for those payments. (Sections 1403 and 1404)
Notices
          Holders will receive notices by mail at their addresses as they appear in the security register. (Sections 101 and 106)
Title
          We may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)
Governing Law
          New York law will govern the indentures and the debt securities. (Section 112)
Regarding the Trustee
          J.P. Morgan Trust Company, National Association or an affiliate thereof acts as (a) trustee, collateral agent and securities intermediary under certain senior secured bonds issued by Cleco Evangeline LLC and (b) trustee under certain first mortgage bonds issued by Cleco Power. J.P. Morgan Trust Company or an affiliate thereof also is a lender and syndication agent under Cleco Corporation’s five-year revolving credit facility and Cleco Power’s five-year revolving credit facility. In addition, J.P. Morgan Trust Company and its affiliates may from time to time act as a depositary for funds of, make loans to, and perform other services for Cleco Corporation and its affiliates in the ordinary course of business.

Description of Capital Stock
          We have summarized selected aspects of our capital stock below. For a complete description, you should refer to our amended and restated articles of incorporation, bylaws and the Rights Agreement, dated as of July 28, 2000, between us and Equiserve Trust Company, as rights agent, all of which are exhibits to the registration statement of which this prospectus is part.
          Our authorized capital stock consists of:

•	100,000,000 shares of common stock, par value $1 per share

•	1,491,900 shares of preferred stock, par value $100 per share, which we refer to as the “$100 preferred stock,” and

•	3,000,000 shares of preferred stock, par value $25 per share, which we refer to as the “$25 preferred stock.”
          As of March 31, 2005, 49,816,068 shares of our common stock were outstanding, 226,870 shares of our $100 preferred stock were outstanding and no shares of our $25 preferred stock were outstanding. Our board of directors has reserved for issuance pursuant to our shareholder rights plan a total of 500,000 shares of $25 preferred stock, designated as Series A Participating Preferred Stock. Holders of common stock may purchase shares of our Series A Participating Preferred Stock if the rights associated with their common stock are exercisable and the holders exercise the rights. Please read the “— Shareholder Rights Plan” section below and “Where You Can Find More Information” beginning on page 36.
Common Stock
          Each share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, except in the election of directors, in which case holders of common stock have cumulative voting rights. Cumulative voting gives each shareholder the right to multiply the number of votes to which he or she is entitled by the number of directors to be elected and to cast all of those votes for one candidate or distribute them among any two or more candidates. Subject to preferences that may be applicable to any outstanding preferred stock and to restrictive covenants in certain debt instruments of ours, the holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of common stock will be entitled to a pro rata share in any distribution to shareholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock.
          The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
          The common stock is listed on the New York Stock Exchange and trades under the symbol “CNL.”
Preferred Stock
          We have summarized below selected aspects of our $25 preferred stock and $100 preferred stock, which we collectively refer to as the “preferred stock.” We will file the form of the amendment to our articles of incorporation providing for the establishment of a series of preferred stock with the Securities and Exchange Commission before we issue any shares of that series of preferred stock, and you should read the form of amendment for provisions that may be important to you. Subject to specified restrictions in our articles of incorporation relating to our net earnings, which restrictions must be satisfied at the time of issuance, our board of directors can, without action by the shareholders, issue one or more series of the preferred stock. The board can determine for each series the number of shares, designation, dividend rates and other rights, preferences and limitations. In some cases, the issuance of preferred stock could delay or discourage a change in control of us.

          Each share of $100 preferred stock entitles the holder to one vote on all matters submitted to a vote of the shareholders, and each share of $25 preferred stock entitles the holder to one-fourth vote. All shares of preferred stock will rank equally with each other, and no class of stock ranking senior to the preferred stock can be created unless authorized by a vote of holders of two-thirds of the outstanding preferred stock, voting as a class. Cumulative voting rights do not apply to the preferred stock, but holders of preferred stock are entitled to special voting rights with respect to election of directors if we fail to make payments on the preferred stock in specified cases. By action of our board of directors, we may redeem all or any part of any series of outstanding preferred stock. Dividends on the preferred stock will be cumulative.
          The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the series of preferred stock,

•	the maximum number of shares of the series,

•	the dividend rate or the method of calculating the dividend and the date from which dividends will accrue,

•	any liquidation preference,

•	any redemption provisions,

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock,

•	any terms for the conversion or exchange of the preferred stock for other securities of us, and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the preferred stock.
Anti-Takeover Provisions
          Some provisions of Louisiana law and our amended and restated articles of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer

•	acquisition of control of us by means of a proxy contest or otherwise

•	removal of our incumbent officers and directors
          These provisions, as well as our shareholder rights plan and our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. These provisions could delay or prevent an acquisition of us that a shareholder might consider to be in his or her best interest, including attempts that might result in a premium over the market price for our common stock.

Classified Board of Directors
          Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with only one class being elected each year by our shareholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for shareholders to replace a majority of the directors. Subject to special provisions for cumulative voting, holders of 80% of the shares of common stock entitled to vote in the election of directors may remove a director for cause, but shareholders may not remove any director without cause.
Shareholder Meetings
          Our articles of incorporation and bylaws provide that special meetings of shareholders may be called by the chief executive officer or president, a majority of the board of directors, a majority of the executive committee of the board of directors or by shareholders holding 51% of our total voting power. In some cases, shareholders holding specified amounts of preferred stock may also call a special meeting. A majority of the outstanding shares of common stock entitled to vote is a quorum for a shareholder meeting. In general, a majority of votes cast decides a matter brought before a meeting.
Shareholder Proposals and Nominations of Directors
          Shareholders can submit proposals and nominate candidates for our board of directors if the shareholders follow advance notice procedures described in our bylaws.
          To make a proposal or nominate a candidate for our board of directors, a shareholder must submit a timely notice to our secretary. Generally, a shareholder’s proposal must be received at least 120 days prior to the meeting for which the proposal is made. If we give less than 135 days’ notice or prior public disclosure of the meeting, we must receive the proposal no later than 15 days after the day we give notice or make public the date of the meeting. A shareholder’s director nomination must be received at least 180 days before the meeting at which the person is proposed to be nominated. Shareholder proposals or nominations must give specified information about the shareholder and the proposal being made or the director being nominated, as the case may be. Shareholder proposals and director nominations that are late or that do not include the required information may be rejected. This could prevent shareholders from bringing certain matters before a meeting, including making nominations for directors.
Supermajority Vote for Certain Transactions
          Our articles of incorporation provide that we may sell, lease or otherwise dispose of all or any of our assets upon the affirmative vote of two-thirds of all directors. But if such a transaction involves the receipt of shares or securities of another corporation, we may engage in the transaction only upon receiving the affirmative vote of two-thirds of all directors and holders of a majority of our outstanding capital stock. Additionally, unless we redeem all outstanding shares of preferred stock, we may not take any of the following actions without the consent of holders of two-thirds of any outstanding preferred stock:

•	voluntarily liquidate, dissolve or wind up

•	sell or transfer substantially all of our assets

•	consolidate or merge with another company or entity

Interested Shareholder Transactions
          Louisiana law and our bylaws require that mergers, consolidations or share exchanges with a shareholder owning 10% or more of our voting power be recommended by the board and approved by:

•	80% of the votes entitled to be cast by outstanding shares of voting stock and

•	two-thirds of votes entitled to be cast by voting stock other than the interested shareholder
          Our bylaws provide that a quorum for purposes of voting on such a transaction consists of 80% of the votes entitled to be cast, unless 80% of the “continuing directors,” as defined in our bylaws, approves the transaction prior to submission of the matter to a shareholder vote.
          Transactions that do not alter the contract rights of our stock or convert our shares and satisfy certain consideration and procedural requirements are exempt from these requirements.
Limitation of Liability of Officers and Directors
          Section 24 of the Louisiana Business Corporation Law authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their shareholders for monetary damages for breach of officers’ and directors’ fiduciary duties, except for:

•	any breach of the officer’s or director’s duty of loyalty to us or our shareholders

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 92D of the Louisiana Business Corporation Law or

•	any transaction from which the officer or director derived an improper personal benefit
          Our articles of incorporation limit the liability of our officers and directors to us and our shareholders to the fullest extent permitted by Louisiana law. The inclusion of these provision in our articles of incorporation may reduce the likelihood of derivative litigation against our officers and directors, and may discourage or deter shareholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited us and our shareholders. Our bylaws provide indemnification to our officers and directors and certain other persons.
Other Provisions
          Except for specified cases in which our board of directors may amend our articles of incorporation, amendment of our articles of incorporation requires the affirmative vote, at a meeting, of holders of the majority of our outstanding capital stock. Additionally, our bylaws provide that amendments to our articles of incorporation that affect any of the following items will not be effective until at least one year after the adoption of the amendment by the shareholders:

•	quorum requirements for our shareholder meetings

•	procedures and votes required for amending our articles of incorporation or bylaws

•	votes required for approving mergers and other business combinations

•	number, classification, powers and qualifications of our directors

•	procedures relating to our directors, including appointment and removal

•	procedures relating to our shareholder meetings
          Our bylaws may be amended by the affirmative vote of a majority of the board of directors, subject to the power of the shareholders to amend the bylaws upon the affirmative vote of 80% of all shares of our stock entitled to vote.
          Shareholder proposals to amend our articles of incorporation or bylaws must be received by the secretary at least 180 days before the meeting at which the proposal is to be considered and must contain specified information. These proposals may be rejected if not made in time or if they fail to include the required information.
Transfer Agent and Registrar
          EquiServe First Chicago Trust Division, Jersey City, New Jersey, is our transfer agent and registrar.
Shareholder Rights Plan
          We have a shareholder rights plan under which one preferred stock purchase right is attached to each outstanding share of our common stock. The rights become exercisable under specified circumstances, including any person or group (an “acquiring person”) becoming the beneficial owner of 15% or more of our outstanding common stock, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Participating Preferred Stock, par value $25 per share, at an exercise price of $125, subject to adjustment under specified circumstances. If events specified in the shareholder rights plan occur, each holder of rights other than the acquiring person can exercise his or her rights. When a holder exercises a right, the holder will be entitled to receive common stock valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of common stock. We may redeem the rights for $0.01 per right at any time prior to the tenth day after a person or group becomes an acquiring person. The shareholder rights plan and the rights expire in July 2010.

Plan of Distribution
          We may sell securities:

•	directly to purchasers;

•	through an underwriter or underwriters;

•	through dealers;

•	through agents; or

•	through a combination of any of these methods.
          We will describe the terms of any offering of securities in the prospectus supplement, including:

•	the method of distribution;

•	the name or names of any underwriters, dealers or agents, and any managing underwriter or underwriters;

•	the purchase price of the securities and the proceeds we receive from the sale;

•	any underwriting discounts, agency fees or other form of underwriters’ compensation;

•	any discounts and concessions allowed, reallowed or paid to dealers or agents; and

•	the expected time of delivery of the offered securities.
          We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.
          If we use underwriters to sell our securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered securities if any are purchased. In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
          If we use a dealer to sell securities, we will sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the securities they offer and sell. If we elect to use a dealer to sell securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.
          Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to a remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.
          Underwriters, agents and dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

          We may enter into agreements with the underwriters, agents, dealers or remarketing firms who participate in the distribution of our securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents or dealers may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.
          Each series of preferred stock and debt securities will be a new issue with no established trading market. We may elect to list any series of preferred stock or debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for the securities (other than our common stock) will develop.
          In connection with an offering, the underwriters or agents may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Where You Can Find More Information
          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain further information regarding the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov and on our website located at http://www.cleco.com. In addition, you may inspect our reports at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.
          The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus information we file with the Securities and Exchange Commission. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, a prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the Securities and Exchange Commission, and our future filings with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Securities and Exchange Commission) until the offering of the securities is completed:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 14, 2005 (File No. 1-15759), as amended by Amendment No. 1 thereto on Form 10-K/A, filed with the Securities and Exchange Commission on March 30, 2005 (File No. 1-15759),

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, filed with the Securities and Exchange Commission on May 3, 2005 (File No. 1-15759),

•	our Proxy Statement and Notice of Annual Meeting of Shareholders on Schedule 14A filed with the Securities and Exchange Commission on March 29, 2005 (File No. 1-15759),

•	our Current Report on Form 8-K dated May 27, 2005, filed with the Securities and Exchange Commission on June 1, 2005 (File No. 1-15759),

•	our Current Report on Form 8-K dated May 5, 2005, filed with the Securities and Exchange Commission on May 6, 2005 (File No. 1-15759),

•	our Current Report on Form 8-K dated April 25, 2005, filed with the Securities and Exchange Commission on April 29, 2005 (File No. 1-15759),

•	our Current Report on Form 8-K dated April 12, 2005, filed with the Securities and Exchange Commission on April 13, 2005 (File No. 1-15759),

•	our Current Report on Form 8-K dated March 22, 2005 (other than the information under Item 7.01 and the related exhibit), filed with the Securities and Exchange Commission on March 23, 2005 (File No. 1-15759),

•	our Current Report on Form 8-K dated March 18, 2005, filed with the Securities and Exchange Commission on March 30, 2005 (File No. 1-15759),

•	our Current Report on Form 8-K dated January 28, 2005, filed with the Securities and Exchange Commission on February 22, 2005 (File No. 1-15759),

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on March 22, 2000 (File No. 1-15759), as may be amended from time to time to update that description, and

•	the description of the rights associated with our common stock contained in our registration statement on Form 8-A, filed with the Securities and Exchange Commission on August 8, 2000 (File No. 1-15759), as may be amended from time to time to update the description.
          This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to our securities. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Securities and Exchange Commission. You should read the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement, exhibits and schedules are also available at the Securities and Exchange Commission’s Public Reference Room or through its website.
          You may also obtain a copy of our filings with the Securities and Exchange Commission at no cost, by writing to or telephoning us at:
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
Attn: Corporate Secretary
(318) 484-7400
Validity of Securities
          The validity of any debt securities offered hereby will be passed upon for us by Baker Botts L.L.P., Houston, Texas. R. O’Neal Chadwick, Jr., our Senior Vice President and General Counsel, will pass upon all matters of Louisiana law in this connection. The validity of any shares of our common stock or preferred stock offered hereby will be passed upon for us by Mr. Chadwick. At May 1, 2005, Mr. Chadwick beneficially owned 15,161 shares of our common stock (including shares held under employee benefit plans) and held options under our incentive compensation plans, as of March 31, 2005, to purchase an additional 12,100 shares of our common stock. None of such shares or options were issued or granted in connection with the offering of the securities being offered by this prospectus. Baker Botts L.L.P. will pass upon other legal matters for us in this connection. Any underwriters will be advised about the validity of the securities and other legal matters by their own counsel, who will be named in the applicable prospectus supplement.
Experts
          The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Cleco Corporation incorporated in this prospectus by reference to the Annual Report on Form 10-K of Cleco Corporation for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The financial statement schedules of Cleco Corporation incorporated in this prospectus by reference to Amendment No. 1 to the Annual Report on Form 10-K/A of Cleco Corporation for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph related to the restatement of Schedule I as of and for the years ended December 31, 2003 and 2002) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          The consolidated financial statements of Acadia Power Partners, LLC and subsidiary incorporated in this prospectus by reference to Amendment No. 1 to the Annual Report on Form 10-K/A of Cleco Corporation for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to certain asserted claims related to dispute resolution under provisions of two tolling agreements, which claims could have significant adverse effect on the financial position and results of operations of Acadia Power Partners, LLC and subsidiary and an explanatory paragraph related to transactions with various related parties) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The financial statements of Cleco Evangeline LLC incorporated in this prospectus by reference to Amendment No. 1 to the Annual Report on Form 10-K/A of Cleco Corporation for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

6,000,000 Shares
Cleco Corporation
Common Stock
Goldman, Sachs & Co.
KeyBanc Capital Markets
A.G. Edwards
Howard Weil Incorporated